FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
athe Securities Exchange Act of 1934

For period ending 4 February 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Issued: Wednesday, 4 February 2015, London U.K.

Unaudited Preliminary Results Announcement for the year ended 31 December 2014

GSK delivers 2014 core EPS of 95.4p (-1% CER excluding divestments) and dividend of 80 pence per share (+3%)

Core results*	2014			Q4 2014
	£m	CER%	£%	£m	CER%	£%
Turnover	23,006	(3)	(10)	6,186	(5)	(8)
Core operating profit	6,594	(6)	(15)	1,770	(9)	(12)
Core earnings per share	95.4p	(1)	(12)	27.3p	(1)	(6)

Total results	2014			Q4 2014
	£m	CER%	£%	£m	CER%	£%
Turnover	23,006	(7)	(13)	6,186	(7)	(10)
Operating profit	3,597	(40)	(49)	691	(69)	(72)
Earnings per share	57.3p	(40)	(49)	21.5p	(55)	(58)

Summary

•
2014 Group revenues £23 billion (-3% excluding divestments) with Pharmaceutical and Vaccine sales growth in Emerging Markets (+5%), Japan (+1%) and HIV (+15%) partly offsetting US (-10%) reflecting challenging trading conditions in primary care market and Established Products (-16%); Europe sales flat

•	Consumer Healthcare sales -1% with return to growth in Q4 (+2%) following remediation of manufacturing supply issues

•	Proposed 3-part transaction with Novartis remains on track for completion in H1 2015

•	Investor Day to be held following completion of transaction to profile medium and long term opportunities and shape for the Group

•	R&D Day to profile new pharmaceuticals and vaccines pipelines to be held in October 2015

•	Ongoing restructuring programmes delivered ~£400 million incremental annual cost savings in 2014

•	Core EPS 95.4p (-1%) benefiting from cost and financial efficiencies

•
Total EPS 57.3p (-40%) primarily reflecting non-cash adjustments to the contingent consideration due in relation to ViiV Healthcare as a result of the improved sales outlook for Tivicay and Triumeq as well as an unfavourable comparison with product and asset disposal gains in 2013

•
Adjusted net cash inflow from operations £5.9 billion (-20% in Sterling terms) significantly impacted by strength of Sterling in first nine months; Q4 broadly flat (in Sterling terms), benefiting from more favourable currency movements and working capital improvements

•	2014 dividend 80p (+3%). Expectation reiterated for 2015 dividend per share to be maintained at the same level

•	£4 billion of net proceeds from Novartis transaction expected to be returned to shareholders in 2015**

The full results are presented under ‘Income Statement’ on page 31 and Core results reconciliations are presented on pages 46 to 49.
*
For explanations of the measures ‘Core results’, and ‘CER’, see page 29.  2014 core performance is measured against 2013 core results excluding divestments completed during 2013.  All commentaries are presented in terms of CER growth, unless otherwise stated.

**	If any repayment of consideration for the Oncology disposal is required in connection with the COMBI-d trial, the amount to be returned will be reduced by the after-tax impact of that repayment.

GSK’s strategic priorities

We have focused our business around the delivery of three strategic priorities, which aim to increase growth, reduce risk and improve our long term financial performance:

•	Grow a diversified global business
•	Deliver more products of value
•	Simplify the operating model

Chief Executive Officer’s review

We start 2015 focused on priorities critical to GSK’s performance this year.  These include completion of the proposed major 3-part transaction with Novartis, improved commercialisation of new products and progression of our mid-stage R&D pipeline, capitalising on product supply resumption in our Consumer business and execution of our pharmaceutical restructuring programme.

For 2014, total revenue was down 3% to £23 billion, with challenging trading conditions faced by the Group particularly in the US primary care market.  Core EPS was down 1% (CER) to 95.4p, helped by delivery of cost and financial efficiencies.

Pharmaceutical and vaccines sales in Emerging Markets grew 5% and 1% in Japan.  In Europe sales were flat.  However, these performances were more than offset by a 10% decline in US sales following formulary and contract changes to Advair which, as previously indicated, were greater than anticipated.  We expect global Seretide/Advair sales to continue to decline in 2015 given sustained price pressure in the US and Europe, generic competition in Europe and continued uptake of our new respiratory portfolio.

In the US, we have improved formulary positioning and coverage for Advair, albeit at lower price levels.  Importantly, we have also increased access to our new portfolio of respiratory medicines.  As at 1 January 2015, Medicare Part D coverage for Breo Ellipta, was 74%, and 65% for Anoro Ellipta.

We are starting to see some early indications of how increased coverage and our new portfolio will help us regain market share and deliver improved performance in respiratory.  In the US, as was signalled in NBRx performance, we are now seeing an increase in our share of new ICS/LABA prescriptions which has moved from a low point in December 2014 of 55.5% to 57.4% at 23 January 2015.  In Japan, our new prescription share has increased to 56.5% following substantial increases in new prescriptions for Relvar after the lifting of the ‘Ryotan’ prescribing restrictions.

We continue to develop and enhance our respiratory portfolio.  Last week, we launched Incruse Elllipta for COPD and Arnuity Ellipta for asthma in the US.  We also await FDA decisions on Breo Ellipta for use in asthma and mepolizumab, our first-in-class anti-IL5 treatment, for severe asthma.  Late-stage development of our triple combination product also continues and we expect significant new data for multiple assets, including results of the SUMMIT study of mortality and morbidity in COPD later this year.  We continue to expect total sales of our respiratory portfolio to return to growth in 2016.

In HIV, ViiV Healthcare continues to perform strongly with sales up 15% in 2014, following the very successful launches of Tivicay and Triumeq (combined sales £339 million).  The launch performance is ahead of original expectations and this has resulted in a non-cash adjustment during the year of £768 million to the contingent consideration due to one of our partners in ViiV Healthcare which has impacted our total EPS.  We continue to evaluate options for a potential IPO of a minority stake in this business and expect to provide an update to shareholders at the Q2 2015 results.

Oncology sales also showed good momentum, with sales of Tafinlar and Mekinist (combined sales £203 million) increasing across all geographies.

Vaccines sales were down 1% for the year as several strong performances were primarily offset by the impact of the ongoing suspension of HPV vaccines in Japan and the return of competitor vaccines to the US market in the second half of the year.  Whilst this business will always be susceptible to periodic volatility in sales, we continue to see significant opportunity as we progress late stage pipeline programmes such as our HZ/su vaccine for shingles prevention, further expand our portfolio through the Novartis transaction, especially in meningitis, and build our geographic reach, most notably in the US.

In Consumer Healthcare, sales for the year were down 1%, but up 2% in the fourth quarter.  Our business continues to recover from recent supply issues and we expect increasing benefit from resumption in supply during 2015.  I am also very pleased to see today the first shipments of Flonase Allergy Relief, a product we have switched to OTC in the US.

Some of the headwinds faced by the Group in 2014 will continue to adversely affect performance during 2015 with a greater impact in the first half of the year.  However, with annualisation of these factors and successful execution of our priorities, we expect a stronger performance in the second half of the year.

We continue to make good progress towards closure of the Novartis transaction, with approval received from the US FTC on most aspects and European clearance now granted, subject to certain divestments.  Following completion, we intend to hold an Investor Day at which we will provide 2015 earnings guidance for the enlarged Group and profile the medium and long-term shape and opportunities for GSK.  We will announce the date of this event at deal close.

We also intend to hold an R&D Investor Day in October 2015 to provide more details to shareholders on our pharmaceutical and vaccines pipeline.

We continue to see substantial improvements in the novelty of our research programmes with over 80% of our preclinical to phase II NME projects having novel mechanisms of action.

In our advanced pipeline we see significant potential for our HZ/su vaccine to prevent shingles; closed triple (ICS/LABA/LAMA) in COPD, sirukumab in RA, cabotegravir in HIV; losmapimod for ACS; and 863, our prolyl hydroxylase inhibitor for anaemia.

At our R&D Day, we also intend to provide greater visibility on multiple early stage assets in therapeutic areas where we see significant opportunity.  These include immuno-inflammation, immuno-oncology and cardiovascular disease.

In immuno-inflammation, and specifically in diseases such as rheumatoid arthritis, inflammatory bowel disease and psoriatic arthritis, we have multiple assets in development including our IL-6 monoclonal antibody, sirukumab; a GM-CSF monoclonal antibody; a number of RIP 1 and 2 kinase inhibitors and an IL-7 receptor monoclonal antibody.  In immuno-oncology, we have a range of assets targeting haematological cancers and solid tumours including OX-40, iCOS, and TLR-4 as well as the cell therapy partnership with Adaptimmune.  In cancer epigenetics we have three clinical programmes addressing the BET-i, EZH2 and LSD-1 targets.

We also have a number of vaccines in development, including potential prophylactic vaccines for hepatitis C, TB, respiratory syncytial virus (RSV), prevention of exacerbations in COPD and a potential therapeutic vaccine for hepatitis B.

We have set out a calendar of key milestones for the Group throughout 2015 on page 4 of this announcement.

We continue to focus on improving the efficiency and flexibility of our cost base.  During the year we delivered around £400 million of incremental savings compared with last year through our various restructuring initiatives and ongoing cost reduction efforts.

Adjusted net cash inflow from operations was £5.9 billion for the year.  This was significantly impacted by the strength of Sterling earlier in the year but benefited in Q4 from a more favourable currency mix and improved working capital efficiency.

For 2014, we have declared a dividend of 80p, up 3%.  For 2015 we expect to maintain the dividend per share at the same level.  In addition, subject to the approvals and conditions set out in the circular sent to shareholders, we expect to return £4 billion of the net proceeds receivable from Novartis once the transaction has closed.

Finally, I would like to acknowledge the contribution made by all our employees and partners in 2014.  In particular, I would like to recognise those who have worked on our experimental Ebola vaccine and those who have helped to progress with regulatory filing of our vaccine to prevent malaria.  These vaccines reflect GSK’s innovative science and real commitment to helping improve healthcare in Africa.

Sir Andrew Witty Chief Executive Officer

Presentations of today’s results are available on www.gsk.com

Expected 2015 news flow – selected milestones

•	Results from the Combi-d trial investigating the combination of Tafinlar and Mekinist in patients with unresectable or metastatic melanoma*

•	Launch of OTC Flonase in US

•	AdCom and PDUFA decision on mepolizumab for severe eosinophilic asthma

•	AdCom and PDUFA decision on asthma indication for Breo Ellipta

•	Readout of SUMMIT study of mortality and morbidity in COPD (event driven)

•	Phase III data for sirukumab for RA

•	RTS,S malaria vaccine EMA approval decision

•	Confirmation of filing strategy for HZ/su vaccine for prevention of shingles

•	Up to 15 phase II (NME) and 10 phase III (NME + PLE) starts in Pharmaceuticals R&D

•	Gene therapy filing for ADA-SCID (‘273)

•	R&D Investor Day

•	Completion of Novartis Transaction*

•	Investor Day*

•	Return of £4 billion to shareholders following Novartis transaction completion*

•	ViiV Healthcare IPO update

*
GSK has agreed to divest its Oncology Business to Novartis for $16 billion.  Up to $1.5 billion of this consideration depends on the results of the COMBI-d trial.  It is intended to return £4 billion of the net proceeds to shareholders subject to approvals.  If any repayment of consideration for the Oncology disposal is required in connection with the COMBI-d trial, the amount to be returned will be reduced by the after-tax impact of that repayment.  The transaction is expected to close in H1 2015.  The Group will hold an Investor Day post completion of the transaction.

All forward looking statements are at CER and barring unforeseen circumstances including earlier than anticipated generic competition.  See ‘Cautionary statement regarding forward-looking statements’ on page 29.

Group performance

Group turnover by division, geographic region and segment

Group turnover by division	2014		Q4 2014
	–––––––––––––––––––––––––––––––––		–––––––––––––––––––––––––––––––––––
	£m	Growth CER%	£m	Growth CER%*
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals	15,478	(5)	4,224	(5)
Vaccines	3,192	(1)	846	(9)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines	18,670	(4)	5,070	(6)
Consumer Healthcare	4,336	(1)	1,116	2
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Group turnover	23,006	(3)	6,186	(5)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Group turnover including divestments	23,006	(7)	6,186	(7)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Group turnover by geographic region	2014		Q4 2014
	–––––––––––––––––––––––––––––––––		–––––––––––––––––––––––––––––––––––
	£m	Growth CER%	£m	Growth CER%*
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
US	7,340	(11)	2,082	(9)
Europe	6,412	(2)	1,624	(1)
Emerging Markets	6,193	4	1,646	-
Japan	1,608	(3)	444	(7)
Other	1,453	(4)	390	(14)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Group turnover	23,006	(3)	6,186	(5)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Group turnover outside US and Europe	9,254	2	2,480	(4)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Group turnover by segment		2014		Q4 2014
		–––––––––––––––––––––––––––––––––		–––––––––––––––––––––––––––––––––––
		£m	Growth CER%	£m	Growth CER%*
		––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines
-	US	4,980	(10)	1,386	(10)
-	Europe	4,035	-	1,020	(1)
-	Emerging Markets	3,203	5	891	(4)
-	Japan	937	1	267	(7)
-	ViiV Healthcare	1,498	15	462	25
-	Established Products	3,011	(16)	777	(16)
-	Other trading and unallocated pharmaceuticals	1,006	(1)	267	(16)
		––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines		18,670	(4)	5,070	(6)
Consumer Healthcare		4,336	(1)	1,116	2
		––––––––––––	––––––––––––	––––––––––––	––––––––––––
Group turnover		23,006	(3)	6,186	(5)
		––––––––––––	––––––––––––	––––––––––––	––––––––––––

*	Unless otherwise stated, 2014 and Q4 2014 turnover growth is in comparison with 2013 and Q4 2013 turnover, respectively, excluding divestments in 2013. See page 29.

Turnover – 2014
Total Group turnover for 2014 declined 3% to £23,006 million.  Pharmaceuticals and Vaccines turnover fell by 4%.  Pharmaceuticals turnover declined 5% as growth in Emerging Markets, Japan and ViiV Healthcare was more than offset by lower sales in the US and in Established Products.  Europe Pharmaceuticals was flat for the year.  Worldwide Vaccines turnover declined 1%, as a positive performance in Emerging Markets was more than offset by lower reported sales in Europe and Japan.  US Vaccines sales were flat.  Consumer Healthcare turnover was £4,336 million in the year, down 1% compared with 2013.

In the US, Pharmaceuticals and Vaccines turnover declined 10% to £4,980 million, with Pharmaceuticals down 12% and Vaccines flat.  Pharmaceutical sales were impacted by continued price and contracting pressures, primarily affecting respiratory sales, which were down 18% (11% volume decline and a 7% negative impact of price and mix).  Sales of Advair were down 25% (14% decline in volume and an 11% decline from price and mix).

Oncology products in the US contributed strongly in the year, with sales up 41% to £509 million, benefiting from strong performances from Votrient and Promacta, and the recent launches of Tafinlar and Mekinist.  Benlysta sales grew 22% to £155 million.  Generic competition in the US continued to impact sales of Dermatology products, which declined 56% to £49 million and Mepron, which declined 49% to £40 million.  Sales of Infanrix/Pediarix grew 15% to £297 million, benefiting from favourable CDC stockpile movements compared with 2013 and the absence of a competitor, particularly in the first half of the year.  Sales of hepatitis vaccines were down 6% to £234 million impacted by supply constraints.  Boostrix was down 7% to £163 million reflecting the return to the market of a competitor during the year and some supply constraints.  Rotarix fell 16% to £86 million as a result of a CDC stockpile withdrawal during Q4 2014.

Europe Pharmaceuticals and Vaccines turnover was flat at £4,035 million.  Pharmaceutical sales were flat at £3,057 million, as strong growth in Oncology and the Avodart franchise up 8% to £280 million, was offset by a 3% decline in Respiratory sales.  The newly launched Relvar Ellipta recorded sales of £18 million in the year but these were more than offset by lower sales of Seretide, down 5% to £1,330 million (1% volume decline and a 4% negative impact of price), reflecting increasing competitive pressures and the transition of the Respiratory portfolio to the newer products, particularly in the latter part of the year.  Oncology sales were up 29% to £417 million, led by Votrient, Promacta and the newly launched Tafinlar.  Vaccines sales fell 2%, with lower sales of Infanrix, Cervarix and flu vaccines, reflecting increased competitive pressures, being only partly offset by sales growth in a number of other products, including Boostrix, which was up 26%, due in part to a competitor supply issue in the first half of the year.

Emerging Markets Pharmaceuticals and Vaccines turnover increased 5% to £3,203 million, with Pharmaceuticals up 7% and Vaccines up 1%.  Most markets outside Asia showed strong growth, with notable performances from Brazil, up 12% to £380 million, and the rest of Latin America, up 9% to £593 million.  Sales in China fell 1%, reflecting the effects of the government investigation during the year.  There was continued growth from Respiratory products, up 3%, Oncology, up 30%, and the Avodart franchise, up 20%.  In Vaccines, growth from strong tender sales of Boostrix, Rotarix and Synflorix was largely offset by lower sales of Cervarix, as a result of some lost tenders, and some supply constraints.

Japan Pharmaceuticals and Vaccines turnover grew 1% to £937 million, with Pharmaceuticals sales increasing 2% and Vaccines sales declining by 14%.  Pharmaceuticals sales benefited from strong growth in Avodart, up 14% and Oncology products, up 17%.  This growth was partially offset by lower sales in the Respiratory portfolio, down 2%, which was affected by a weaker allergy season at the beginning of the year and increased competitive pressures.  The decline in Vaccines sales reflected the impact on Cervarix of the continued suspension of the recommendation for use of HPV vaccines, partly offset by higher sales of Rotarix.

ViiV Healthcare turnover grew 15% to £1,498 million as the growth generated by Tivicay and Epzicom, together with the newly launched Triumeq, more than offset the impact of generic competition to older ViiV Healthcare products, including Combivir and Trizivir.

Established Products turnover fell 16% to £3,011 million, with sales of Lovaza down 57%, reflecting generic competition in the US, which commenced in April 2014.  There was also continuing generic competition to a number of products across the portfolio, including Seroxat/Paxil, down 19% and Valtrex, down 24%.

Consumer Healthcare turnover was £4,336 million in 2014, down 1% compared with 2013, reflecting the impact of a number of supply interruptions during the year.  Growth in Rest of World markets of 4% was also affected by weaker market conditions, while sales in Europe, down 5%, and the US, down 8%, were more directly the result of supply issues.

Total Group turnover for 2014, including divestments completed in 2013 was down 7%, with Pharmaceuticals and Vaccines down 6% and Consumer Healthcare down 11%.

Turnover – Q4 2014
Total Group turnover for Q4 2014 declined 5% to £6,186 million.  Pharmaceuticals and Vaccines turnover fell by 6%.  Pharmaceuticals turnover declined 5% as growth in Emerging Markets and ViiV Healthcare was more than offset by lower sales in the US and Japan and a decline in Established Products sales.  Europe Pharmaceuticals was flat.  Worldwide Vaccines turnover declined 9%, with lower reported sales in all regions.  Consumer Healthcare turnover was £1,116 million in the quarter, up 2%.

In the US, Pharmaceuticals and Vaccines turnover declined 10% to £1,386 million, with Pharmaceuticals down 10% and Vaccines down 9%.  Pharmaceutical sales in the quarter were impacted by continued price and contracting pressures, primarily affecting respiratory sales, which were down 20% (6% volume decline and a 14% negative impact of price and mix).  Sales of Advair were down 27% (11% volume decline and a 16% negative impact of price and mix).

Oncology products in the US again contributed strongly to the quarter, with sales up 45% to £150 million, benefiting from strong performances from Votrient and Promacta, and the recent launches of Tafinlar and Mekinist.  Benlysta sales grew 30% to £44 million.  The 9% decrease in Vaccines sales primarily reflected lower sales of Boostrix, down 58%, which were impacted by supply constraints and comparison with a strong Q4 2013, which benefited from the absence of a competitor vaccine.  Rotarix was impacted by a CDC stockpile withdrawal in the quarter.  This was partly offset by growth in Infanrix/Pediarix, which was helped by a CDC stockpile replenishment in the quarter and Hepatitis and flu vaccines, both of which benefited from the phasing of shipments in 2014.

Europe Pharmaceuticals and Vaccines turnover was down 1% to £1,020 million.  Pharmaceutical sales were flat at £780 million.  Oncology sales were up 28% to £106 million, led by Votrient, Promacta and the newly launched Tafinlar.  Respiratory sales declined 5%, primarily reflecting increasing competition.  Relvar Ellipta recorded sales of £9 million in the quarter, but these were more than offset by the decline in Seretide sales of 9% to £316 million (4% volume decline and a 5% negative impact of price), reflecting increasing competitive pressures and the transition of the Respiratory portfolio to the newer products.  Vaccines sales were down 7%, primarily reflecting the impact of increased competition for flu vaccines tenders.

Emerging Markets Pharmaceuticals and Vaccines turnover declined 4% to £891 million, with Pharmaceuticals up 4% and Vaccines down 16%, primarily reflecting the phasing of tender shipments.  Declines in the Middle East, Africa and Brazil were partly offset by a strong performance in Russia.  Sales in China were down 7% to £72 million.  In Emerging Markets Pharmaceuticals, Seretide sales were down 2%, in part reflecting the relative phasing of sales in China in 2014 compared with 2013.  There were continued growth contributions from Oncology products, up 9% and the Avodart franchise, up 26%.

Japan Pharmaceuticals and Vaccines turnover declined 7% to £267 million, with Pharmaceuticals sales down 7% and Vaccines sales down 25%.  The performance in Pharmaceuticals primarily reflected a 50% reduction in Relenza sales as a result of comparison with a strong Q4 2013.  Respiratory sales declined 2% as a 16% fall in sales of Adoair in the quarter was largely offset by the newly launched Relvar Ellipta.  In Vaccines, Rotarix sales were down 13% to £7 million due to the phasing of shipments in 2014.

ViiV Healthcare turnover grew 25% to £462 million as the growth generated by Tivicay, Epzicom and the newly launched Triumeq more than offset the impact of generic competition to older ViiV Healthcare products, including Combivir and Trizivir.

Established Products turnover fell 16% to £777 million, with sales of Lovaza down 62%, principally reflecting generic competition in the US.  There was also continuing generic competition to a number of products across the portfolio, including Seroxat/Paxil, down 17% and Valtrex, down 19%.

Consumer Healthcare turnover was £1,116 million in the quarter, up 2% compared with Q4 2013.  Growth in Rest of World markets was 7% as an improving supply position outweighed ongoing weak market conditions.  Sales in Europe were flat while the US was down 4%, both reflecting the impact of previously identified supply issues, despite continued progress in remediation activities.

Total Group turnover for Q4 2014 compared with Q4 2013 including divestments completed in 2013 was down 7%, with Pharmaceuticals and Vaccines down 7% and Consumer Healthcare down 7%.

Core operating profit and margin

Core operating profit	2014			Q4 2014
	––––––––––––––––––––––––––––––––––––––––––––––––––			––––––––––––––––––––––––––––––––––––––––––––––––––––
	£m	% of turnover	Growth CER%	£m	% of turnover	Growth CER%*
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	23,006	100	(3)	6,186	100	(5)

Cost of sales	(6,535)	(28.4)	(3)	(1,798)	(29.1)	(3)
Selling, general and administration	(7,074)	(30.7)	(2)	(1,864)	(30.1)	(2)
Research and development	(3,113)	(13.5)	(4)	(821)	(13.3)	(8)
Royalty income	310	1.3	(18)	67	1.1	(31)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Core operating profit	6,594	28.7	(6)	1,770	28.6	(9)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Core profit before tax	5,978		(6)	1,613		(10)
Core profit after tax	4,806		(2)	1,367		(2)
Core profit attributable to shareholders	4,584		(2)	1,315		-
	––––––––––––		––––––––––––	––––––––––––		––––––––––––
Core earnings per share	95.4p		(1)	27.3p		(1)
	––––––––––––		––––––––––––	––––––––––––		––––––––––––

Core operating profit by division	2014			Q4 2014
	––––––––––––––––––––––––––––––––––––––––––––––––––––			––––––––––––––––––––––––––––––––––––––––––––––––––––
	£m	Margin %	Growth CER%	£m	Margin %	Growth CER%*
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals	5,368	34.7	(9)	1,532	36.3	(7)
Vaccines	1,129	35.4	13	234	27.6	(22)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines	6,497	34.8	(6)	1,766	34.8	(9)
Consumer Healthcare	657	15.2	(6)	177	15.9	1
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	7,154	31.1	(6)	1,943	31.4	(8)
Corporate & other unallocated costs	(560)		(2)	(173)		(6)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Core operating profit	6,594	28.7	(6)	1,770	28.6	(9)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Core operating profit by segment		2014			Q4 2014
		––––––––––––––––––––––––––––––––––––––––––––––––––––			––––––––––––––––––––––––––––––––––––––––––––––––––––
		£m	Margin %	Growth CER%	£m	Margin %	Growth CER%*
		––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines
-	USA	3,173	63.7	(16)	922	66.5	(12)
-	Europe	2,205	54.6	2	541	53.0	2
-	Emerging Markets	993	31.0	16	293	32.9	(10)
-	Japan	466	49.7	(2)	134	50.2	(16)
-	ViiV Healthcare	977	65.2	20	302	65.4	43
-	Established Products	1,793	59.5	(17)	468	60.2	(17)
-	Pharmaceutical R&D	(2,708)		-	(749)		2
-	Other trading and unallocated pharmaceuticals	(402)	(40.0)	(37)	(145)	(54.3)	(7)
		––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines		6,497	34.8	(6)	1,766	34.8	(9)
Consumer Healthcare		657	15.2	(6)	177	15.9	1
		––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
		7,154	31.1	(6)	1,943	31.4	(8)
Corporate & other unallocated costs		(560)		(2)	(173)		(6)
		––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Core operating profit		6,594	28.7	(6)	1,770	28.6	(9)
		––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

*	Unless otherwise stated, 2014 growth is in comparison with 2013 core results excluding divestments in 2013. See page 29.

Core operating profit – 2014
Core operating profit was £6,594 million, 6% lower than in 2013 in CER terms on a turnover decline of 3%. The core operating margin of 28.7% was 1.7 percentage points lower than in 2013.  Excluding currency effects, the margin decreased 0.8 percentage points.  This primarily reflected an increase in SG&A as a percentage of sales and lower royalty income.  SG&A costs declined 2% driven by targeted cost management and the benefit of ongoing restructuring programmes.  SG&A also included the credit reported in Q3 2014 of £219 million from a release of reserves following simplification of the Group’s entity structure and its trading arrangements.  Structural savings of approximately £280 million were realised in 2013.

Cost of sales as a percentage of turnover was 28.4% compared with 27.6% in 2013.  Net of adverse currency translation effects, the cost of sales percentage increased 0.2 percentage points.  This reflected adverse price and mix movements, particularly the decline in Pharmaceuticals sales in the US, the costs of supply remediation activities and continuing investments in new launch capacity and future manufacturing technology, partly offset by the benefit of the Group’s ongoing cost reduction programmes.

SG&A costs as a percentage of sales were 30.7%, 0.4 percentage points higher than in 2013.  Excluding currency effects, the SG&A percentage increased 0.5 percentage points, as SG&A declined 2% on a turnover decline of 3%.  The reduction in SG&A reflected continued investments in the Group’s multiple new product launches partly offset by the benefits of the Group’s restructuring programmes and ongoing cost management efforts.

R&D expenditure declined 4% to £3,113 million (13.5% of turnover) compared with £3,394 million (13.3% of turnover) in 2013.  Excluding currency effects, the R&D percentage declined 0.1 percentage points, reflecting the phasing of ongoing project spending as well as the completion of a number of programmes and continuing cost management benefits.

Royalty income was £310 million (2013: £387 million) reflecting the conclusion of a number of royalty agreements.  2013 also included a prior year catch-up adjustment.

Core operating profit – Q4 2014
Core operating profit was £1,770 million, 9% lower than Q4 2013 in CER terms on a turnover decline of 5%.  The core operating margin of 28.6% was 1.5 percentage points lower than in Q4 2013.  Excluding currency effects, the margin decreased 1.3 percentage points.  This primarily reflected increases in cost of goods and SG&A as a percentage of sales and lower royalty income.

Cost of sales as a percentage of turnover was 29.1%, compared with 28.4% in Q4 2013.  Net of adverse currency translation effects, the cost of sales percentage increased 0.5 percentage points.  This reflected ongoing pricing pressures, particularly in the US, continuing investments in new launch capacity and future manufacturing technology and manufacturing remediation costs that exceeded the benefit of the Group’s ongoing cost reduction programmes in the quarter, partly offset by lower stock write-offs.

SG&A costs as a percentage of sales were 30.1%, 0.7 percentage points higher than Q4 2013.  Excluding currency effects, the SG&A percentage increased 0.9 percentage points, as SG&A declined 2% on a turnover decline of 5%.  The reduction in SG&A reflected the benefits in the quarter of the Group’s restructuring programmes and ongoing cost management efforts, partly offset by continued investments in the Group’s multiple new product launches.

R&D expenditure declined 8% to £821 million (13.3% of turnover) compared with £904 million (13.5% of turnover) in Q4 2013.  This reflected the completion of a number of programmes and the phasing of ongoing project spending as well as continuing cost management benefits.

Royalty income was £67 million (Q4 2013: £98 million) including the impact of the conclusion of a number of royalty agreements.

Core operating profit after tax and core earnings per share – 2014
Net finance expense was £646 million compared with £692 million in 2013, reflecting GSK’s strategy to improve the funding profile of the Group, despite average net debt in 2014 being marginally higher than in 2013.

The share of profits of associates and joint ventures was £30 million (2013: £43 million), reflecting the reduced shareholding in the Aspen group, currency movements and a number of one-off adjustments.

Tax on core profit amounted to £1,172 million and reflected an effective core tax rate of 19.6% (2013: 23.0%).  The reduction in the effective rate included the resolution of a number of matters that benefited the year.

Core EPS of 95.4p decreased 1% in CER terms compared with a 6% decline in the operating profit as a result of financial efficiencies

Core operating profit after tax and core earnings per share – Q4 2014
Net finance expense was £168 million compared with £155 million in Q4 2013, reflecting higher average net debt partly offset by the continued benefit of GSK’s strategy to improve the funding profile of the Group.

The share of profits of associates and joint ventures was £11 million (Q4 2013: £11 million).

Tax on core profit amounted to £246 million and reflected an effective core tax rate of 15.3% (Q4 2013: 22.1%).  The reduction in the effective rate included the resolution of a number of matters that benefited the quarter.

Core EPS of 27.3p declined 1% in CER terms compared with a 9% decline in the operating profit as a result of financial efficiencies.

Currency impact
The 2014 results are based on average exchange rates, principally £1/$1.65, £1/€1.24 and £1/Yen 175.  Comparative exchange rates are given on page 43.  The period-end exchange rates were £1/$1.56, £1/€1.29 and £1/Yen 187.

In the year, turnover declined 3% CER and declined 10% at actual exchange rates.  Core EPS for the twelve months of 95.4p was down 1% in CER terms and down 12% at actual rates.  The negative currency impact reflected the strength of Sterling against the majority of the Group’s trading currencies relative to 2013.  The relatively lower proportion of the cost base in Emerging Markets also contributed to the greater adverse currency impact on EPS compared with that on turnover.  Losses on settled intercompany transactions had no material effect on the negative currency impact of 11 percentage points on core EPS.

In the quarter, turnover declined 5% CER and declined 8% at actual exchange rates.  Core EPS for the quarter of 27.3p was down 1% in CER terms and down 6% at actual rates.  The negative currency impact reflected the strengthening of Sterling against the majority of the Group’s trading currencies since Q4 2013.

Core adjustments The adjustments that reconcile core operating profit, profit after tax and earnings per share to total results are as follows:

	2014			2013
	––––––––––––––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––––––––––––––
	Operating profit £m	Profit after tax £m	EPS p	Operating profit £m	Profit after tax £m	EPS p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Core results before divestments	6,594	4,806	95.4	7,771	5,487	108.4
Divestments				244	184	3.8
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Core results including divestments	6,594	4,806	95.4	8,015	5,671	112.2

Intangible asset amortisation	(575)	(366)	(7.6)	(547)	(398)	(8.2)
Intangible asset impairment	(150)	(121)	(2.5)	(739)	(513)	(10.7)
Major restructuring costs	(750)	(540)	(11.3)	(517)	(378)	(7.8)
Legal costs	(548)	(522)	(10.9)	(252)	(243)	(5.0)
Acquisition accounting and other	(974)	(426)	(5.8)	1,068	1,489	32.0
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	(2,997)	(1,975)	(38.1)	(987)	(43)	0.3
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total results	3,597	2,831	57.3	7,028	5,628	112.5
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

	Q4 2014			Q4 2013
	–––––––––––––––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––––––––––––––
	Operating profit £m	Profit after tax £m	EPS p	Operating profit £m	Profit after tax £m	EPS p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Core results before divestments	1,770	1,367	27.3	2,020	1,462	29.0
Divestments				68	51	1.1
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Core results including divestments	1,770	1,367	27.3	2,088	1,513	30.1

Intangible asset amortisation	(125)	(25)	(0.4)	(150)	(109)	(2.3)
Intangible asset impairment	(55)	(46)	(1.0)	(453)	(299)	(6.2)
Major restructuring costs	(457)	(357)	(7.4)	(175)	(67)	(1.4)
Legal costs	(75)	(89)	(1.9)	(89)	(106)	(2.2)
Acquisition accounting and other	(367)	175	4.9	1,220	1,573	33.3
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	(1,079)	(342)	(5.8)	353	992	21.2
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total results	691	1,025	21.5	2,441	2,505	51.3
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Full reconciliations between core results and total results are set out on pages 46 to 49 and the definition of core results is set out on page 29.

Total operating profit and total earnings per share – 2014
Total operating profit was £3,597 million compared with £7,028 million in 2013.  The non-core items resulted in a net charge of £2,997 million (2013: £987 million, excluding trading profits on products divested in 2013).  The 2013 net charge included the profits on the disposals of Lucozade and Ribena business and the anti-coagulant products, which in aggregate were £1,331 million.

The intangible asset amortisation increased to £575 million (2013: £547 million), reflecting the accelerated amortisation of Lovaza.  Intangible asset impairments of £150 million (2013: £739 million) included write-offs of several R&D and commercial assets.

Major restructuring charges of £750 million (2013: £517 million) included £101 million under the Operational Excellence programme, £334 million under the Major Change programme and £243 million under the new Pharmaceuticals restructuring programme.

The Operational Excellence programme announced in February 2013 was substantially complete at the end of 2014 at a total cost of £4.7 billion and delivered annual pre-tax savings of approximately £2.9 billion.  The Major Change programme focuses on opportunities to simplify our supply chain processes, build the Group’s capabilities in manufacturing and R&D, and restructure our European Pharmaceuticals business.  The programme is expected to cost £1.5 billion, of which non-cash charges are expected to be £350 million.  It has delivered approximately £0.6 billion of annual savings and remains on track to deliver annual pre-tax savings of at least £1.0 billion by 2016.

The new Pharmaceuticals restructuring programme, announced in October 2014, will rescale commercial operations, global support functions and the relevant R&D/manufacturing operations across pharmaceuticals.  The programme is expected to cost £1.5·billion, predominantly in cash charges.  Approximately £1 billion of new annual cost savings are expected over the next 3 years, with around 50% delivered in 2016.

Legal charges of £548 million (2013: £252 million) included a £301 million fine paid to the Chinese government, settlement of existing anti-trust matters and higher litigation costs.

Acquisition accounting and other adjustments resulted in a net charge of £974 million (2013: income of £1,068 million) and included, following the improved sales performance of Tivicay and Triumeq, an increase in the liability for the contingent consideration for the acquisition of the former Shionogi-ViiV Healthcare joint venture which has been increased to £1.7 billion, resulting in a charge for the year of £768 million (2013: £253 million).  The liability represents the present value of expected future payments to Shionogi.  These will be paid over a number of years and will vary in line with sales of products that contain dolutegravir.

The net credit in 2013 included profits on the disposal of Lucozade and Ribena business and the anti-coagulant products, which in aggregate were £1,331 million.  Other items also included charges related to major acquisitions, equity investment and asset disposals, one-off required regulatory charges in R&D and certain other adjusting items.

The charge for taxation on total profits amounted to £137 million and represented a total effective tax rate of 4.6% (2013: 15.3%), reflecting the differing tax effects of the various non-core items.  See ‘Taxation’ on page 42.

Total EPS was 57.3p, compared with 112.5p in 2013 which included 33.8p arising from gains on equity investment and asset disposals.  Of the remaining difference, 10.4p was due to currency.

Total operating profit and total earnings per share – Q4 2014
Total operating profit was £691 million compared with £2,441 million in Q4 2013.  The non-core items resulted in total net charges of £1,079 million in the quarter (Q4 2013: income of £353 million, excluding trading profits on products divested in 2013).  The Q4 2013 income included the profits on the disposals of Lucozade and Ribena business and the anti-coagulant products, which in aggregate were £1,331 million.

The intangible asset amortisation decreased to £125 million (Q4 2013: £150 million).  Intangible asset impairments of £55 million (Q4 2013: £453 million) included write-offs of a number of R&D and commercial assets.

Major restructuring charges of £457 million (Q4 2013: £175 million) included £41 million under the Operational Excellence programme, £111 million under the Major Change programme and £243 million under the new Pharmaceuticals restructuring programme.

Legal charges of £75 million (Q4 2013: £89 million) principally related to ongoing costs and product liability claims.

Acquisition accounting and other adjustments resulted in a net charge of £367 million (Q4 2013: income of £1,220 million) and included, following the improved sales performance of Triumeq, an increase in the liability for the contingent consideration for the acquisition of the former Shionogi-ViiV Healthcare joint venture which has been increased to £1.7 billion, resulting in a charge in the quarter of £356 million.  Other adjustments included items related to major acquisitions, equity investment disposals, one-off required regulatory charges in R&D and certain other adjusting items.  The net credit in Q4 2013 included the profits on the disposals of the Lucozade and Ribena business and the anti-coagulant products, which in aggregate were £1,331 million.

The taxation credit on total profits amounted to £494 million and represented a total effective tax rate of (93)% (Q4 2013: 1.6%), reflecting the differing tax effects of the various non-core items.  See ‘Taxation’ on page 42.

Total EPS was 21.5p, compared with 51.3p in Q4 2013 which included 31.1p arising from gains on equity investment and asset disposals.

Cash generation and conversion

Cash flow and net debt

	2014	2013	Q4 2014
	––––––––––––	––––––––––––	––––––––––––
Net cash inflow from operating activities (£m)	5,176	7,222	2,210
Adjusted net cash inflow from operating activities* (£m)	5,878	7,337	2,325
Free cash flow* (£m)	2,620	4,657	1,327
Adjusted free cash flow* (£m)	3,322	4,772	1,442
Free cash flow growth (%)	(44)%	>100%	(7)%
Free cash flow conversion* (%)	101%	84%	126%
Net debt (£m)	14,377	12,645	14,377
	––––––––––––	––––––––––––	––––––––––––

* Adjusted net cash inflow from operating activities, free cash flow, adjusted free cash flow and free cash flow conversion are defined on page 29.

The net cash inflow from operating activities for the year was £5,176 million (2013: £7,222 million).  Excluding legal payments of £702 million (2013: £115 million), the adjusted net cash inflow from operating activities was £5,878 million (2013: £7,337 million), a 20% decrease compared with 2013.  This primarily reflected the impact of the strength of Sterling on profits and lower profits, including the impact of divestments.

Free cash flow was £2,620 million for the year.  Excluding legal payments, adjusted free cash flow was £3,322 million (2013: £4,772 million).  The decrease primarily reflected the impact of the strength of Sterling and lower profits, including the impact of divestments.  The Group paid dividends to shareholders of £3,843 million and spent £238 million on repurchasing shares.

At 31 December 2014, net debt was £14.4 billion, compared with £12.6 billion at 31 December 2013, comprising gross debt of £18.8 billion and cash and liquid investments of £4.4 billion.  The increase in net debt reflected the aggregate consideration of £0.7 billion paid to increase the shareholding in the Group’s Indian pharmaceutical subsidiary from 50.7% to 75% and the acquisition of the remaining 30% of GSK’s Indonesian Consumer Healthcare business held by a third party, together with the reduction in cash generated from operations.  At 31 December 2014, GSK had short-term borrowings (including overdrafts) repayable within 12 months of £2,943 million with loans of £800 million repayable in the subsequent year.

The net cash inflow from operating activities for the fourth quarter was £2,210 million (Q4 2013: £2,187 million) out of £5,176 million for the year.  This reflected an improved working capital position and the benefit of weaker Sterling against the US Dollar.  Excluding legal payments of £115 million (Q4 2013: £168 million), the adjusted net cash inflow from operating activities was £2,325 million (Q4 2013: £2,355 million).

Working capital

	31 December 2014	30 September 2014	30 June 2014	31 March 2014	31 December 2013
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Working capital conversion cycle* (days)	209	216	208	205	176
Working capital percentage of turnover (%)	22	24	22	22	19
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

* Working capital conversion cycle is defined on page 29.

The reported working capital conversion cycle days are distorted by divestments made in 2013 and the intangible asset impairments included in the denominator used in the conversion cycle computation.  The year-end 2014 and 2013 conversion cycles adjusted for these factors were around 211 days and 190 days respectively.  The increase of 21 days is predominantly due to stock building behind new launches and the remediation of the Consumer Healthcare supply chain, compounded by a reduction in the denominator arising from the translation effect of stronger Sterling on overseas revenue and costs, which contributed an increase of 7 days.

Returns to shareholders

GSK’s commitment is to use free cash flow to support increasing dividends over the long-term, undertake share repurchases or, where returns are more attractive, reinvest in the business, including bolt-on acquisitions.

Following the completion of the Novartis transaction, expected to be in H1 2015, GSK intends to return to shareholders £4 billion of the net proceeds.  The amount will be reduced by the after-tax impact of any repayment of consideration for the Oncology disposal required in connection with the COMBI-d trial.  The company does not expect to make any share repurchases in 2015.

Quarterly dividends
The Board has declared a fourth interim dividend of 23 pence per share (Q4 2013: 23 pence per share) making 80 pence for the full year 2014.

The dividend per share for the full year 2015 is expected to be maintained at the same level as 2014.

Payment of dividends
The equivalent interim dividend receivable by ADR holders is 69.5244 cents per ADS based on an exchange rate of £1/$1.5114.  One ADS represents two ordinary shares.  The ex-dividend date will be 19 February 2015 (18 February 2015 – ADR holders), with a record date of 20 February 2015 and a payment date of 9 April 2015.

	Paid/ payable	Pence per share	£m
	––––––––––––	––––––––––––	––––––––––––
2014
First interim	10 July 2014	19	916
Second interim	2 October 2014	19	918
Third interim	8 January 2015	19	924
Fourth interim	9 April 2015	23	1,107
		––––––––––––	––––––––––––
		80	3,865
		––––––––––––	––––––––––––

2013
First interim	11 July 2013	18	878
Second interim	3 October 2013	18	864
Third interim	9 January 2014	19	910
Fourth interim	10 April 2014	23	1,099
		––––––––––––	––––––––––––
		78	3,751
		––––––––––––	––––––––––––

Share repurchases
During the year, GSK repurchased 14.7 million shares at a cost of £238 million (2013: £1,504 million).  The company issued 13 million shares under employee share schemes amounting to £167 million (2013: £585 million).

The weighted average number of shares for 2014 was 4,808 million, compared with 4,831 million in 2013, a reduction of 0.5%.  The weighted average number of shares for Q4 2014 was 4,809 million, compared with 4,798 million in Q4 2013.

Divisional performance

Pharmaceuticals

	2014		Q4 2014
	––––––––––––––––––––––––––––––––––––		––––––––––––––––––––––––––––––––––––
	£m	CER%	£m	CER%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Respiratory	6,181	(10)	1,664	(11)
Oncology	1,202	33	335	30
Cardiovascular, metabolic and urology	965	(3)	260	(5)
Immuno-inflammation	214	40	61	30
Other pharmaceuticals	2,407	(2)	665	(8)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Innovative Pharmaceuticals	10,969	(3)	2,985	(6)
ViiV Healthcare (HIV)	1,498	15	462	25
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	12,467	(1)	3,447	(3)

Established Products	3,011	(16)	777	(16)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	15,478	(5)	4,224	(5)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Respiratory

2014 (£6,181 million; down 10%)
Respiratory sales in 2014 declined 10% to £6,181 million.  Seretide/Advair sales were down 15% to £4,229 million, Flixotide/Flovent sales decreased 6% to £702 million and Ventolin sales grew 11% to £665 million. Xyzal sales, almost exclusively made in Japan, grew 7% to £130 million.

In the US, Respiratory sales declined 18% (11% volume decline and a 7% negative impact of price and mix), primarily reflecting the continued price and contracting pressures in the market.  Sales of Advair were down 25% to £1,972 million (14% decline in volume and an 11% decline of price and mix).  Flovent sales were down 6% while Ventolin sales were up 18%, primarily reflecting the impact of net favourable adjustments to previous accruals for returns and discounts.  Breo Ellipta recorded sales of £29 million and Anoro Ellipta sold £14 million in the year.

European Respiratory sales were down 3%, primarily reflecting increasing competition.  Seretide sales declined 5% to £1,330 million (1% decline in volume and a 4% negative impact of price), reflecting increasing competitive pressures and the transition of the Respiratory portfolio to the newer products in the latter part of the year.  Relvar Ellipta recorded sales of £18 million in the year.

Respiratory sales in Emerging Markets grew 3%.  Seretide grew 3% to £400 million, helped by an improved performance in China.  Sales growth of Ventolin, up 8% to £165 million, and Veramyst, up 15% to £73 million, was offset by a 33% decline in Flixonase, which was largely driven by lower sales in China.

In Japan, Respiratory sales fell 2% to £475 million.  Sales of the newly launched Relvar Ellipta of £17 million offset the impact of increasing competitor action on Adoair, which fell 6% to £228 million.  The  growth in Xyzal, up 8% to £114 million, was more than offset by lower sales elsewhere in the Respiratory portfolio.

Q4 2014 (£1,664 million; down 11%)
Respiratory sales in the quarter declined 11% to £1,664 million.  Seretide/Advair sales were down 18% to £1,119 million, Flixotide/Flovent sales decreased 8% to £189 million and Ventolin sales grew 5% to £181 million. Relvar/Breo Ellipta, now launched in the US, Europe and Japan, recorded sales of £38 million in the quarter.

In the US, Respiratory sales declined 20% in the quarter (6% volume decline and a 14% negative impact of price and mix), primarily reflecting the continued price and contracting pressures, including for new products, which affected the ICS/LABA combination market, where Advair and Breo Ellipta compete, and also the LABA/LAMA combination market, where Anoro Ellipta has recently been introduced.  Sales of Advair were down 27% (11% volume decline and a 16% negative impact of price and mix) and Flovent sales were down 10% to £113 million, primarily reflecting the negative impact of price and mix.  Ventolin sales grew 5%, largely due to net favourable adjustments to previous accruals for returns and rebates.  Breo Ellipta, launched in Q4 2013 recorded sales of £15 million, and Anoro Ellipta, launched in Q2 2014 recorded sales of £9 million in the quarter.

European Respiratory sales were down 5%, primarily reflecting increasing competition.  Seretide sales declined 9% to £316 million (4% decline in volume and a 5% negative impact of price), reflecting increasing competitive pressures and the transition of the Respiratory portfolio to the newer products.  Relvar Ellipta, approved in Europe for both COPD and asthma and launched in Q1 2014, recorded sales of £9 million in the quarter.

Respiratory sales in Emerging Markets grew 1% to £217 million.  Sales of Seretide declined 2% to £111 million, while Ventolin grew 6% to £47 million.

In Japan, Respiratory sales fell 2% to £135 million.  Relvar Ellipta recorded sales of £12 million in the quarter, benefiting from the release of the “Ryotan” restrictions in mid-December, largely offsetting the 16% decline in Adoair sales, while growth in Veramyst and Xyzal was offset by declines in Zyrtec and Flixotide.

Oncology

2014 (£1,202 million; up 33%)
Oncology sales in 2014 grew 33% to £1,202 million.  Votrient sales grew 33% to £410 million and Promacta sales grew 34% to £231 million.  Arzerra sales fell 24% to £54 million and Tykerb/Tyverb sales fell 11% to £171 million.  Generic competition to both Hycamtin and Argatroban was more than offset by new launches, as Tafinlar and Mekinist recorded sales of £135 million and £68 million, respectively.

In the US, Oncology grew 41% to £509 million. Votrient sales grew 32% to £181 million and sales of Promacta grew 32% to £91 million.  Tafinlar and Mekinist sales were £58 million and £67 million, respectively.

In Europe, Oncology grew 29% to £417 million, led by sales of Votrient, which increased by 23% to £153 million in the year.  Promacta grew 36% to £71 million and sales of Tafinlar were £67 million.

In Emerging Markets and Japan, Oncology sales in the year grew 30% to £169 million and 17% to £65 million, respectively.

Q4 2014 (£335 million; up 30%)
Oncology sales in the quarter grew 30% to £335 million.  Votrient sales grew 32% to £115 million and Promacta sales grew 33% to £66 million.  Arzerra sales fell 37% to £12 million and Tykerb/Tyverb sales fell 8% to £42 million.  The newly launched products, Tafinlar and Mekinist, recorded sales of £43 million and £21 million, respectively.

In the US, Oncology grew 45% to £150 million. Votrient sales grew 36% to £54 million and sales of Promacta grew 42% to £27 million.  Tafinlar and Mekinist sales were £18 million and £21 million, respectively.  Both were launched in late Q2 2013.

In Europe, Oncology grew 28% to £106 million.  Votrient sales increased 17% to £39 million and Promacta grew 25% to £18 million.  Sales of Tafinlar, which was launched in Q3 2013, were £21 million.

In Emerging Markets and Japan, Oncology sales in the quarter grew 9% to £47 million and 31% to £19 million, respectively.

Cardiovascular, metabolic and urology

2014 (£965 million; down 3%)
Sales in the category fell 3% to £965 million.  The Avodart franchise grew 1% to £805 million, with 17% growth in sales of Duodart/Jalyn and a 4% decline in sales of Avodart.  Levitra fell 28% to £100 million in the year.  Sales of Prolia fell 10% to £41 million due to the agreement in Q2 2014 with Amgen to terminate the joint commercialisation in a number of European markets, Mexico and Russia.

On a regional basis, the decline in the US of 16% to £364 million, was partly offset by Emerging Markets, up 20% to £145 million, and Japan, up 14% to £114 million.  Europe was flat at £293 million.

Q4 2014 (£260 million; down 5%)
Sales in the category fell 5% to £260 million.  The Avodart franchise fell 3% to £212 million, with 16% growth in sales of Duodart/Jalyn and a 9% decline in sales of Avodart, while Levitra fell 14% to £32 million in the quarter.  Sales of Prolia decreased 31% to £10 million, due to the agreement in Q2 2014 with Amgen to terminate the joint commercialisation in a number of European markets, Mexico and Russia.

On a regional basis, sales in the US were down 8% to £108 million, and in Europe down 7% to £70 million, but sales in Emerging Markets were up 25% to £42 million and in Japan up 9% to £33 million.

Immuno-inflammation

2014 (£214 million; up 40%)
Immuno-inflammation sales grew 40% to £214 million.  Benlysta turnover in the year was £173 million, up 25%.  In the US, Benlysta sales were £155 million, up 22%.

Q4 2014 (£61 million; up 30%)
Immuno-inflammation sales grew 30% to £61 million.  Benlysta turnover in the quarter was £49 million, up 32%.  In the US, Benlysta sales were £44 million, up 30%.

Other pharmaceuticals

2014 (£2,407 million; down 2%)
Other therapy areas were down 2% at £2,407 million, principally reflecting generic competition to Dermatology products, which primarily affected sales of Soriatane in the US, and by a decline in sales of Mepron in the Rare diseases category.  These declines were partly offset by growth in Relenza sales of 39%, primarily in the US, and the inclusion of Theravance milestone income of £57 million (2013: £78 million).

Q4 2014 (£665 million; down 8%)
Other therapy areas fell 8% to £665 million.  This reflected a decline in sales of Augmentin, down 13% to £137 million, in part reflecting supply constraints, and a decline in sales of Mepron, in the Rare diseases category, down 16% to £21 million, following the start of generic competition in March 2014.

ViiV Healthcare (HIV)

2014 (£1,498 million; up 15%)
ViiV Healthcare sales increased 15%, with the US up 28%, Europe up 6%, Japan up 35% and Emerging Markets down 4%.  Tivicay recorded sales of £282 million, Epzicom/Kivexa sales increased 8% to £768 million but Selzentry sales were flat at £136 million.  The launch of Triumeq is well underway and it recorded sales of £57 million in the year.  This growth was partly offset by declines in the mature portfolio, mainly driven by generic competition to both Combivir, down 46% to £59 million, and Trizivir, down 61% to £36 million.

Q4 2014 (£462 million; up 25%)
ViiV Healthcare sales increased 25%, with the US up 35%, Europe up 17%, Japan up 53% and Emerging Markets up 12%.  The ongoing roll-out of Tivicay resulted in sales of £109 million in the quarter.  Epzicom/Kivexa, which benefited from use in combination with Tivicay, increased 1% to £205 million but Selzentry sales fell 3% to £35 million.  Triumeq sales were £48 million in the quarter.  This growth was partly offset by declines in the mature portfolio, mainly driven by generic competition to both Combivir, down 52% to £15 million, and Trizivir, down 65% to £9 million.

Established Products

2014 (£3,011 million; down 16%)
Established Products turnover fell 16% to £3,011 million.  Sales in the US were down 31% to £854 million, Europe was down 13% to £601 million, Emerging Markets was down 1% to £1,050 million and Japan was down 15% to £444 million.

Generic competition to Lovaza, down 57% to £240 million, Seroxat/Paxil, down 19% to £210 million and Valtrex, down 24% to £154 million, all contributed to the decline in the category.

Q4 2014 (£777 million; down 16%)
Established Products turnover fell 16% to £777 million.  Sales in the US were down 30% to £228 million, Europe was down 13% to £144 million and Japan was down 17% to £115 million, while sales in Emerging Markets increased 1% to £270 million.

Generic competition to Lovaza, down 62% to £55 million, Seroxat/Paxil, down 17% to £55 million and Valtrex, down 19% to £44 million, all contributed to the decline in the category.

Vaccines

	2014		Q4 2014
	––––––––––––––––––––––––––––––––––––		––––––––––––––––––––––––––––––––––––
	£m	CER%	£m	CER%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Infanrix, Pediarix	828	2	212	5
Boostrix	317	16	57	(38)
Cervarix	118	(26)	31	(29)
Fluarix, FluLaval	215	(9)	78	(8)
Hepatitis	558	(6)	148	-
Rotarix	376	7	85	(14)
Synflorix	398	4	130	(14)
Other	382	(6)	105	(7)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	3,192	(1)	846	(9)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

2014 (£3,192 million; down 1%)
Vaccines sales fell 1% to £3,192 million with declines in Europe, down 2%, and Japan, down 14% being partly offset by growth in Emerging Markets of 1%.  The US was flat.  The Emerging Markets performance primarily reflected the strength of Synflorix, Boostrix and Rotarix.

Infanrix/Pediarix grew 2% to £828 million.  Growth in the US benefited from a favourable comparison with 2013, which was impacted by a withdrawal from the CDC stockpile.  This offset declines in Europe and Emerging Markets.

Boostrix sales increased 16% to £317 million, reflecting growth in all regions except the US.  US sales fell 7% reflecting the return of a competitor during the year and some supply constraints.

Cervarix sales declined 26% to £118 million in 2014, largely reflecting declines in Emerging Markets and Japan and increasing competitive pressures, particularly in the tender market.

Fluarix/FluLaval sales declined 9% to £215 million due to lower production levels for 2014 and the impact of increased competitive pressures.

Sales of hepatitis vaccines fell 6% to £558 million, in part reflecting supply constraints that impacted the US and Emerging Markets.

Rotarix sales were up 7% to £376 million, with growth driven by tender shipments in Europe and Emerging Markets, partly offset by a decline in the US, which was impacted by a CDC stockpile withdrawal in Q4 2014.

Synflorix sales grew 4% to £398 million, primarily reflecting a strong tender performance in Emerging Markets.

Q4 2014 (£846 million; down 9%)
Vaccines sales declined 9% to £846 million with the US down 9% following the return to the market of a number of competitor products earlier in the year.  Sales in Emerging Markets fell 16% and Europe was down 7%.

Infanrix/Pediarix grew 5% to £212 million, primarily reflecting growth in the US, which benefited from a CDC stockpile replenishment in the quarter.

Boostrix sales fell 38% to £57 million, largely driven by the US, which was impacted by an unfavourable comparison with Q4 2013, which benefited from the absence of a competitor vaccine as well as some supply constraints.

Cervarix sales declined 29% to £31 million in the quarter, largely reflecting declines in Emerging Markets and Europe.

Fluarix/FluLaval sales declined 8% to £78 million, in part due to lower production levels for 2014 and the impact of increased competitive pressures in Europe and Emerging Markets.

Sales of hepatitis vaccines were flat at £148 million, with growth in the US of 18% reflecting the phasing of shipments during 2014, offset by the impact of some ongoing supply constraints in Emerging Markets.

Rotarix sales were down 14% to £85 million, primarily driven by the US, which was impacted by a CDC stockpile withdrawal in Q4 2014.

Synflorix sales fell 14% to £130 million, reflecting the phasing of tenders in Emerging Markets.

Consumer Healthcare

	2014		Q4 2014
	––––––––––––––––––––––––––––––––––––––––		––––––––––––––––––––––––––––––––––––––––
Turnover	£m	CER%	£m	CER%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
USA	836	(8)	237	(4)
Europe	1,242	(5)	313	-
Rest of World	2,258	4	566	7
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total	4,336	(1)	1,116	2
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

	2014		Q4 2014
	––––––––––––––––––––––––––––––––––––––––		––––––––––––––––––––––––––––––––––––––––
Turnover	£m	CER%	£m	CER%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Wellness	1,596	(7)	420	(5)
Oral health	1,797	4	460	9
Nutrition	633	10	152	15
Skin health	310	(11)	84	(8)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total	4,336	(1)	1,116	2
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Total including divestments	4,336	(11)	1,116	(7)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

2014 (£4,336 million; down 1%)
Consumer Healthcare turnover was down 1% in 2014, reflecting the impact of supply issues, comparison with a strong cold and flu season in early 2013 and slowing markets in the Rest of World.  Estimated global market growth was approximately 3%.

Sales in the US and Europe were down 8% and 5%, respectively, reflecting both supply issues and product recalls, primarily on products for Smokers Health and alli.  Growth in Rest of World markets of 4% was restricted by a slower economic environment, but did reflect some growth across most markets, partly offset by a 5% reduction of sales in China and a 52% decline in sales of Smokers Health products, both primarily due to supply issues.

Wellness sales were £1,596 million, down 7%, primarily due to the supply issues and product recalls that significantly impacted sales of products for Smokers Health, down 29%, and alli.

Oral health sales grew 4% to £1,797 million.  The continued growth of Sensodyne, up 11%, was partly offset by a 10% decline in sales of Aquafresh which was impacted by supply issues in both Europe and the US, together with increased competition.

Nutrition sales grew 10% to £633 million.  Horlicks was up 11%, reflecting continued growth in India, and Boost was up 9%.

Sales of products for Skin health were down 11% to £310 million, primarily due to lower sales of Bactroban in China.

Q4 2014 (£1,116 million; up 2%)
Consumer Healthcare turnover was up 2% in the quarter, reflecting an improving supply position, particularly in the Rest of World markets.

Sales in the US were down 4% and Europe was flat, both reflecting supply issues.  Growth in Rest of World markets of 7% was led by India.

Wellness sales were £420 million, down 5%, primarily due to supply issues that significantly impacted sales of products for Smokers Health, down 28%, and alli.

Oral health sales grew 9% to £460 million.  The continued growth of Sensodyne, up 11%, was complemented by the return to growth of Aquafresh, reflecting an improved supply position.

Nutrition sales grew 15% to £152 million.  Horlicks, led by growth in India, was up 18%.

Sales of products for Skin health were down 8% to £84 million, primarily due to supply interruptions to Bactroban in China.

Sales from new pharmaceutical and vaccine launches

		2014		Q4 2014
		––––––––––––––––––––––––––––––––––––		––––––––––––––––––––––––––––––––––––
		£m	CER%	£m	CER%
		––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals
Respiratory:	Relvar/Breo Ellipta	67	>100	38	>100
	Anoro Ellipta	17	-	11	-
Oncology:	Tafinlar	135	>100	43	>100
	Mekinist	68	>100	21	>100
CVMU:	Duodart/Jalyn	230	17	63	16
	Eperzan/Tanzeum	6	-	2	-
Immuno-inflammation:	Benlysta	173	25	49	32
Other pharmaceuticals		9	(47)	3	(39)
ViiV Healthcare:	Tivicay	282	>100	109	>100
	Triumeq	57	-	48	-

Vaccines
Nimenrix		19	69	6	-
Synflorix		398	4	130	(14)
		––––––––––––	––––––––––––	––––––––––––	––––––––––––
		1,461	84	523	78
		––––––––––––	––––––––––––	––––––––––––	––––––––––––

New products are those launched in the last five years (2010 to 2014 inclusive).  Sales of new products were £1,461 million, grew 84% in the year and represented 8% of Pharmaceuticals and Vaccines turnover.  In Q4 2014, sales of new products were £523 million, grew 78% and represented 10% of Pharmaceuticals and Vaccines turnover.

In Q4 2013, Breo Ellipta was launched in the US for COPD, and Relvar Ellipta was launched in Europe for COPD and asthma in Q1 2014.  In addition, Anoro Ellipta was launched in the US in April 2014 for the treatment of COPD.

In Q3 2013, Tivicay was launched in the US and subsequently launched in Europe in Q1 2014.  Triumeq was launched in both the US and Europe in Q3 2014.

Research and development

GSK remains focused on delivering an improved return on its investment in R&D.  Sales contribution, reduced attrition and cost reduction are all important drivers of an improving internal rate of return.  R&D expenditure is not determined as a percentage of sales but instead capital is allocated using strict returns based criteria depending on the pipeline opportunities available.

The operations of Pharmaceuticals R&D are broadly split into Discovery activities (up to the completion of phase IIa trials) and Development work (from phase IIb onwards) each supported by specific and common infrastructure and other shared services where appropriate.  Phase IV costs and other administrative expenses are reported in SG&A and are not included in the table below, but are included in the Pharmaceutical R&D segment operating profit set out on pages 40 and 41.  R&D expenditure for the year is analysed below.

	2014 £m	2013 £m
	––––––––––––	––––––––––––
Discovery	739	742
Development	1,317	1,535
Facilities and central support functions	455	449
	––––––––––––	––––––––––––
	2,511	2,726
Vaccines	443	496
Consumer Healthcare	159	172
	––––––––––––	––––––––––––
Core R&D before divestments	3,113	3,394
Divestments	-	6
	––––––––––––	––––––––––––
Core R&D including divestments	3,113	3,400

Amortisation and impairment of intangible assets	144	428
Major restructuring costs	116	39
Acquisition accounting and other	77	56
	––––––––––––	––––––––––––
Total R&D	3,450	3,923
	––––––––––––	––––––––––––

GSK’s Phase III/Registration Pharmaceuticals and Vaccines pipeline

The table below is provided as part of our quarterly update to show events and changes to the late-stage pipeline during the quarter and up to the date of this announcement.  There were several news events for late-stage pipeline assets in this quarter and these are listed in the table below.  Triumeq was announced as being approved in the US and EU last quarter and has been removed from the table, as has Arnuity which was announced as being approved in the US.

Since Q3 2014 results, the following pipeline milestones have been achieved:

•	Announced positive data from lung function study comparing Anoro Ellipta with Spiriva Handihaler were published in Respiratory Medicine;
•	US and EU filings of mepolizumab for severe eosinophilic asthma;
•	EU filing for Revolade for additional indication of treatment of adult patients with severe aplastic anaemia;
•	Announced publication in NEJM of positive results from the COMBI-v study of the combination of Tafinlar and Mekinist in metastatic melanoma;
•	EU filing for extension to the indication for Volibris for use in initial combination therapy with tadalafil for patients with PAH based on the results of the AMBITION study;
•	Announced positive data from pivotal phase III ZOE-50 study to assess the efficacy of the Zoster vaccine for the prevention of shingles in adults aged 50 years and older;
•	ViiV Healthcare announced regulatory submission in Japan for Triumeq for the treatment of HIV;
•	Announced patient recruitment complete in Salford COPD study exploring Relvar compared to other COPD treatments in the clinical setting;
•	US filing for additional indication for Promacta in paediatric patients six years and older with chronic ITP.

Respiratory		US	EU	News update in the quarter
Relvar/Breo Ellipta (FF/VI)	Asthma	Filed June 2014	Approved Nov 2013	Announced patient recruitment complete in SALFORD COPD study on 19 November 2014.
vilanterol (VI)	COPD	Ph III	Ph III
mepolizumab	Severe eosinophilic asthma	Filed Nov 2014	Filed Nov 2014	Announced filings with FDA and EMA on 5 November 2014.
	COPD	Ph III	Ph III
FF+UMEC+VI	COPD	Ph III	Ph III
Vaccines		US	EU	News update in the quarter
Nimenrix (MenACWY)	MenACWY prophylaxis	Ph II	Approved Apr 2012
MAGE-A3	Melanoma	Ph III	Ph III
HZ/su herpes zoster	Shingles prophylaxis	Ph III	Ph III	Announced positive efficacy data from the ZOE-50 phase III study on 18 December 2014.
Mosquirix (RTS,S)	Malaria prophylaxis	n/a	Filed July 2014
Oncology		US	EU	News update in the quarter
Arzerra (ofatumumab)	CLL (relapsed/relapsed maintenance)	Ph III	Ph III
	NHL (FL)	Ph III	Ph III
Mekinist (trametinib) + Tafinlar (dabrafenib) in combination use	Metastatic melanoma	Approved Jan 2014	Ph III	COMBI-v data published in NEJM on 16 November 2014.
	Adjuvant melanoma	Ph III	Ph III
Promacta/Revolade	Severe aplastic anaemia	Approved Aug 2014	Filed Nov 2014	Filed with EMA on 12 November 2014.
	Myelodysplastic syndrome (MDS)	Ph III	Ph III
Cardiovascular & Metabolic		US	EU	News update in the quarter
losmapimod	Acute coronary syndrome (ACS)	Ph III	Ph III
Immuno-inflammation		US	EU	News update in the quarter
Benlysta (s.c.)	Systemic lupus erythematosus	Ph III	Ph III
Benlysta (i.v.)	vasculitis	Ph III	Ph III
sirukumab	Rheumatoid arthritis	Ph III	Ph III
Rare diseases		US	EU	News update in the quarter
2696273 (Ex-vivo stem cell gene therapy)	Adenosine deaminase severe combined immune deficiency (ADA-SCID)	Ph II/III	Ph II/III
mepolizumab	Eosinophilic granulomatosis with polyangiitis (EGPA)	Ph III	Ph III
Infectious Diseases		US	EU	News update in the quarter
tafenoquine	Treatment and relapse prevention of Plasmodium vivax malaria	Ph III	n/a
Dermatology		US	EU	News update in the quarter
ofatumumab (s.c.)	Pemphigus vulgaris	Ph III	Ph III

Definitions

Core results
Core results exclude the following items from total results: amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs, including those costs following material acquisitions; legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations, and acquisition accounting adjustments relating to the consolidation of material acquisitions, disposals of associates, products and businesses, other operating income other than royalty income and other items, together with the tax effects of all of these items.  GSK believes this approach provides a clearer view of the underlying performance of the core business and should make the Group’s results more comparable with the majority of its peers.

During 2014, GSK has reported core results performance measured against 2013 core results excluding divestments completed during 2013.  In addition, the charge for an additional year of the US Branded Prescription Drug fee, in accordance with the final regulations issued by the IRS in Q3 2014, has been recorded as a non-core item.  The normal, ongoing charge remains in core results.

CER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth.  This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period.  All commentaries are presented in terms of CER growth, unless otherwise stated.

Free cash flow
Free cash flow is the net cash inflow from operating activities less capital expenditure, interest and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and dividends received from joint ventures and associated undertakings.  It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies.  Free cash flow growth is calculated on a reported basis.

Adjusted free cash flow
Adjusted free cash flow excludes payments made to settle legal disputes.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings excluding after-tax legal charges and legal settlements.

Adjusted net cash inflow from operating activities
Adjusted net cash inflow from operating activities excludes payments made to settle legal disputes.

Working capital conversion cycle
The working capital conversion cycle is calculated as the number of days sales outstanding plus days inventory outstanding, less days purchases outstanding.

Brand names and partner acknowledgements
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected.  Such factors include, but are not limited to, those described under Item 3.D ‘Risk factors’ in the company’s Annual Report on Form 20-F for 2013.

Contacts

GSK – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit: www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)
	Catherine Hartley	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Stephen Rea	+1 215 751 4394	(Philadelphia)
	Mary Anne Rhyne	+1 919 483 0492	(North Carolina)
	Sarah Alspach	+1 202 715 1048	(Washington)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 5543	(London)
	Tom Curry	+1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Financial information

Income statements

	2014 £m	2013 £m	Q4 2014 £m	Q4 2013 £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
TURNOVER	23,006	26,505	6,186	6,906

Cost of sales	(7,323)	(8,585)	(2,029)	(2,526)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	15,683	17,920	4,157	4,380

Selling, general and administration	(8,246)	(8,480)	(2,207)	(2,200)
Research and development	(3,450)	(3,923)	(979)	(1,070)
Royalty income	310	387	67	98
Other operating income/(expense)	(700)	1,124	(347)	1,233
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
OPERATING PROFIT	3,597	7,028	691	2,441

Finance income	68	61	18	17
Finance expense	(727)	(767)	(189)	(176)
Profit on disposal of interest in associates and joint ventures	-	282	-	253
Share of after tax profits of associates and joint ventures	30	43	11	11
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
PROFIT BEFORE TAXATION	2,968	6,647	531	2,546

Taxation	(137)	(1,019)	494	(41)
Tax rate %	4.6%	15.3%	(93.0)%	1.6%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
PROFIT AFTER TAXATION FOR THE PERIOD	2,831	5,628	1,025	2,505
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Profit/(loss) attributable to non-controlling interests	75	192	(8)	44
Profit attributable to shareholders	2,756	5,436	1,033	2,461
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	2,831	5,628	1,025	2,505
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

EARNINGS PER SHARE	57.3p	112.5p	21.5p	51.3p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Diluted earnings per share	56.7p	110.5p	21.3p	50.4p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Statement of comprehensive income
	2014 £m	2013 £m
	––––––––––––	––––––––––––
Profit for the year	2,831	5,628

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(497)	(255)
Reclassification on liquidation of overseas subsidiaries	(219)	-
Deferred tax on exchange movements	(2)	-
Fair value movements on available-for-sale investments	29	367
Reclassification of fair value movements on available-for-sale investments	(155)	(38)
Deferred tax on fair value movements on available-for-sale investments	(78)	(29)
Deferred tax reversed on reclassification of available-for-sale investments	58	7
Fair value movements on cash flow hedges	5	(9)
Deferred tax on fair value movements on cash flow hedges	(1)	1
Reclassification of cash flow hedges to income statement	(5)	2
Share of other comprehensive income of associates and joint ventures	18	15
	––––––––––––	––––––––––––
	(847)	61
	––––––––––––	––––––––––––
Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	16	(35)
Actuarial (losses)/gains on defined benefit plans	(1,181)	847
Deferred tax on actuarial movements in defined benefit plans	262	(286)
	––––––––––––	––––––––––––
	(903)	526
	––––––––––––	––––––––––––
Other comprehensive (expense)/income for the year	(1,750)	587
	––––––––––––	––––––––––––
Total comprehensive income for the year	1,081	6,215
	––––––––––––	––––––––––––

Total comprehensive income for the year attributable to:
Shareholders	990	6,058
Non-controlling interests	91	157
	––––––––––––	––––––––––––
	1,081	6,215
	––––––––––––	––––––––––––

Statement of comprehensive income
	Q4 2014 £m	Q4 2013 £m
	––––––––––––	––––––––––––
Profit for the period	1,025	2,505

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(188)	(164)
Deferred tax on exchange movements	(2)	-
Fair value movements on available-for-sale investments	174	(78)
Reclassification of fair value movements on available-for-sale investments	(148)	(17)
Deferred tax on fair value movements on available-for-sale investments	(69)	(16)
Deferred tax reversed on reclassification of available-for-sale investments	55	4
Fair value movements on cash flow hedges	3	(3)
Deferred tax on fair value movements on cash flow hedges	(1)	-
Reclassification of cash flow hedges to income statement	(4)	-
Share of other comprehensive expense of associates and joint ventures	-	(21)
	––––––––––––	––––––––––––
	(180)	(295)
	––––––––––––	––––––––––––
Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	7	(7)
Actuarial (losses)/gains on defined benefit plans	(1,035)	376
Deferred tax on actuarial movements in defined benefit plans	207	(123)
	––––––––––––	––––––––––––
	(821)	246
	––––––––––––	––––––––––––
Other comprehensive expense for the period	(1,001)	(49)
	––––––––––––	––––––––––––
Total comprehensive income for the period	24	2,456
	––––––––––––	––––––––––––

Total comprehensive income for the period attributable to:
Shareholders	25	2,419
Non-controlling interests	(1)	37
	––––––––––––	––––––––––––
	24	2,456
	––––––––––––	––––––––––––

Pharmaceuticals and Vaccines turnover
Year ended 31 December 2014

	Total		USA		Europe		Emerging Markets		Japan
	––––––––––––––––––––––––		––––––––––––––––––––––––		––––––––––––––––––––––––		––––––––––––––––––––––––		––––––––––––––––––––––––
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
Respiratory	6,181	(10)	2,810	(18)	1,675	(3)	777	3	475	(2)
Avamys/Veramyst	238	5	31	(21)	69	4	73	15	48	10
Flixotide/Flovent	702	(6)	432	(6)	102	(9)	55	9	28	(24)
Relvar/Breo Ellipta	67	>100	29	>100	18	-	2	-	17	>100
Seretide/Advair	4,229	(15)	1,972	(25)	1,330	(5)	400	3	228	(6)
Ventolin	665	11	328	18	124	2	165	8	7	(11)
Other	280	(3)	18	>100	32	10	82	(18)	147	(3)

Oncology	1,202	33	509	41	417	29	169	30	65	17
Arzerra	54	(24)	28	(35)	23	(11)	1	-	3	>100
Mekinist	68	>100	67	>100	-	-	-	-	-	-
Promacta	231	34	91	32	71	36	29	50	33	27
Tafinlar	135	>100	58	>100	67	>100	-	-	-	-
Tyverb/Tykerb	171	(11)	45	(15)	67	(15)	47	13	8	(41)
Votrient	410	33	181	32	153	23	46	49	17	>100
Other	133	(1)	39	-	36	(10)	46	19	4	(33)

Cardiovascular, metabolic and urology (CVMU)	965	(3)	364	(16)	293	-	145	20	114	14
Avodart	805	1	258	(13)	280	8	113	20	114	14
Other	160	(21)	106	(23)	13	(63)	32	19	-	-

Immuno-inflammation	214	40	196	39	12	63	3	>100	-	-
Benlysta	173	25	155	22	12	63	3	>100	-	-
Other	41	>100	41	>100	-	-	-	-	-	-

Other pharmaceuticals	2,407	(2)	171	(31)	660	(4)	1,053	5	256	1
Dermatology	481	(18)	49	(56)	150	(8)	240	(9)	22	(7)
Augmentin	573	(2)	1	-	189	(2)	356	(1)	11	-
Other anti-bacterials	215	3	6	(14)	61	(3)	145	6	2	(33)
Rare diseases	417	(8)	67	(38)	134	9	40	(6)	157	(3)
Other	721	15	48	>100	126	(12)	272	30	64	16
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
Innovative Pharmaceuticals	10,969	(3)	4,050	(12)	3,057	-	2,147	7	910	2

Vaccines	3,192	(1)	930	-	978	(2)	1,056	1	27	(14)
Boostrix	317	16	163	(7)	78	26	55	>100	-	-
Cervarix	118	(26)	5	(17)	48	(16)	63	(24)	-	(100)
Fluarix, FluLaval	215	(9)	142	2	22	(34)	30	(23)	-	-
Hepatitis	558	(6)	234	(6)	186	(2)	97	(15)	-	-
Infanrix, Pediarix	828	2	297	15	369	(3)	104	(12)	-	-
Rotarix	376	7	86	(16)	67	19	179	18	28	28
Synflorix	398	4	-	-	40	(13)	355	7	-	-
Other	382	(6)	3	>100	168	(5)	173	(6)	(1)	<(100)
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
Innovative Pharmaceuticals and Vaccines	14,161	(3)	4,980	(10)	4,035	-	3,203	5	937	1
			––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
ViiV Healthcare (HIV)	1,498	15	670	28	534	6	142	(4)	63	35
Combivir	59	(46)	11	(67)	18	(52)	25	(20)	2	(15)
Epzicom/Kivexa	768	8	274	7	335	7	71	7	36	14
Lexiva/Agenerase	87	(17)	45	(24)	20	(25)	18	22	2	(27)
Selzentry	136	-	53	(4)	58	(3)	7	37	2	(16)
Tivicay	282	>100	200	>100	56	>100	1	-	14	-
Trizivir	36	(61)	10	(81)	22	(28)	1	(53)	-	-
Other	130	5	77	55	25	(30)	19	(33)	7	(22)

Established Products	3,011	(16)	854	(31)	601	(13)	1,050	(1)	444	(15)
Coreg	124	(1)	123	(1)	-	-	-	-	-	-
Hepsera	85	(5)	-	-	-	-	64	(3)	20	(8)
Imigran/Imitrex	172	(4)	83	5	61	2	6	-	17	(21)
Lamictal	531	3	253	(4)	106	1	78	10	89	22
Lovaza	240	(57)	238	(57)	-	-	-	-	-	-
Requip	109	(4)	7	-	39	(19)	14	14	48	6
Serevent	108	(12)	43	(12)	48	(9)	3	(25)	9	(23)
Seroxat/Paxil	210	(19)	-	-	43	(15)	62	(13)	98	(19)
Valtrex	154	(24)	26	(40)	27	(3)	33	(3)	50	(45)
Zeffix	166	(3)	3	(77)	8	(25)	141	7	13	(13)
Other	1,112	(12)	78	(28)	269	(19)	649	(3)	100	(17)
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
	18,670	(4)
	––––––––––	––––––––––

The table above includes the sales by product reported in the Other trading and unallocated pharmaceuticals segment (which includes Canada, Puerto Rico, Australasia, central vaccine tender sales and contract manufacturing sales) in the total column only.

Pharmaceuticals and Vaccines turnover
Three months ended 31 December 2014

	Total		USA		Europe		Emerging Markets		Japan
	––––––––––––––––––––––––		––––––––––––––––––––––––		–––––––––––––––––––––––		––––––––––––––––––––––––		––––––––––––––––––––––––
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
Respiratory	1,664	(11)	782	(20)	409	(5)	217	1	135	(2)
Avamys/Veramyst	58	15	8	33	15	(6)	20	17	11	22
Flixotide/Flovent	189	(8)	113	(10)	27	(3)	16	6	7	(33)
Relvar/Breo Ellipta	38	>100	15	>100	9	-	1	-	12	>100
Seretide/Advair	1,119	(18)	548	(27)	316	(9)	111	(2)	62	(16)
Ventolin	181	5	87	5	34	9	47	6	2	(33)
Other	79	8	11	>100	8	43	22	(15)	41	5

Oncology	335	30	150	45	106	28	47	9	19	31
Arzerra	12	(37)	6	(54)	6	20	1	-	1	-
Mekinist	21	>100	21	>100	-	-	-	-	-	-
Promacta	66	33	27	42	18	25	9	67	9	25
Tafinlar	43	>100	18	>100	21	>100	-	-	-	-
Tyverb/Tykerb	42	(8)	12	9	14	(21)	13	-	2	(25)
Votrient	115	32	54	36	39	17	13	36	6	>100
Other	36	(5)	12	71	8	(10)	11	(33)	1	(50)

Cardiovascular, metabolic and urology (CVMU)	260	(5)	108	(8)	70	(7)	42	25	33	9
Avodart	212	(3)	74	(8)	69	3	33	26	33	9
Other	48	(12)	34	(8)	1	(89)	9	22	-	-

Immuno-inflammation	61	30	56	34	3	100	1	-	-	-
Benlysta	49	32	44	30	3	100	1	-	-	-
Other	12	22	12	50	-	-	-	-	-	-

Other pharmaceuticals	665	(8)	61	17	192	2	275	2	74	(24)
Dermatology	123	(6)	13	8	36	(10)	63	(4)	5	(14)
Augmentin	137	(13)	-	-	46	(8)	85	(14)	3	-
Other anti-bacterials	59	7	2	-	16	(6)	41	17	1	(100)
Rare diseases	109	(11)	19	(30)	33	3	9	(29)	43	(4)
Other	237	(6)	27	>100	61	21	77	30	22	(48)
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
Innovative Pharmaceuticals	2,985	(6)	1,157	(10)	780	-	582	4	261	(7)

Vaccines	846	(9)	229	(9)	240	(7)	309	(16)	6	(25)
Boostrix	57	(38)	29	(58)	14	7	9	29	-	-
Cervarix	31	(29)	1	-	12	(32)	17	(32)	-	100
Fluarix, FluLaval	78	(8)	46	28	7	(67)	8	(64)	-	-
Hepatitis	148	-	67	18	47	(8)	24	(29)	-	-
Infanrix, Pediarix	212	5	76	21	97	2	23	(22)	-	-
Rotarix	85	(14)	9	(67)	17	20	47	4	7	(13)
Synflorix	130	(14)	-	-	6	(50)	124	(10)	-	-
Other	105	(7)	1	-	40	13	57	(17)	(1)	<(100)
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
Innovative Pharmaceuticals and Vaccines	3,831	(7)	1,386	(10)	1,020	(1)	891	(4)	267	(7)
			––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
ViiV Healthcare (HIV)	462	25	231	35	148	17	40	12	20	53
Combivir	15	(52)	3	(75)	3	(49)	7	(27)	-	-
Epzicom/Kivexa	205	1	77	(5)	86	5	18	15	10	15
Lexiva/Agenerase	23	(14)	12	(34)	4	(25)	6	>100	1	-
Selzentry	35	(3)	15	3	13	(12)	2	>100	-	(25)
Tivicay	109	>100	73	>100	24	>100	1	-	6	-
Trizivir	9	(65)	3	(79)	4	(36)	-	-	-	-
Other	66	92	48	>100	14	21	6	(25)	3	(50)

Established Products	777	(16)	228	(30)	144	(13)	270	1	115	(17)
Coreg	36	21	35	21	-	-	-	-	-	-
Hepsera	22	(4)	-	-	-	-	17	13	5	(17)
Imigran/Imitrex	44	-	22	17	15	7	1	-	5	(17)
Lamictal	149	2	73	(5)	27	-	23	20	27	26
Lovaza	55	(62)	54	(63)	-	-	-	-	-	-
Requip	28	7	2	-	7	(18)	4	67	14	7
Serevent	28	(10)	13	-	11	(21)	1	-	2	(33)
Seroxat/Paxil	55	(17)	-	-	12	8	15	(16)	25	(20)
Valtrex	44	(19)	7	(60)	6	-	8	-	12	(46)
Zeffix	39	(12)	1	(100)	2	(33)	33	-	4	(25)
Other	277	(12)	21	(12)	64	(21)	168	(2)	21	(27)
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
	5,070	(6)
	––––––––––	––––––––––

The table above includes the sales by product reported in the Other trading and unallocated pharmaceuticals segment (which includes Canada, Puerto Rico, Australasia, central vaccine tender sales and contract manufacturing sales) in the total column only.

Balance sheet

	31 December 2014 £m	31 December 2013 £m
	––––––––––––	––––––––––––
ASSETS
Non-current assets
Property, plant and equipment	9,052	8,872
Goodwill	3,724	4,205
Other intangible assets	8,320	9,283
Investments in associates and joint ventures	340	323
Other investments	1,114	1,202
Deferred tax assets	2,688	2,084
Derivative financial instruments	-	1
Other non-current assets	735	889
	––––––––––––	––––––––––––
Total non-current assets	25,973	26,859
	––––––––––––	––––––––––––
Current assets
Inventories	4,231	3,900
Current tax recoverable	138	129
Trade and other receivables	4,600	5,442
Derivative financial instruments	146	155
Liquid investments	69	66
Cash and cash equivalents	4,338	5,534
Assets held for sale	1,156	1
	––––––––––––	––––––––––––
Total current assets	14,678	15,227
	––––––––––––	––––––––––––
TOTAL ASSETS	40,651	42,086
	––––––––––––	––––––––––––
LIABILITIES
Current liabilities
Short-term borrowings	(2,943)	(2,789)
Trade and other payables	(7,958)	(8,317)
Derivative financial instruments	(404)	(127)
Current tax payable	(945)	(1,452)
Short-term provisions	(1,045)	(992)
	––––––––––––	––––––––––––
Total current liabilities	(13,295)	(13,677)
	––––––––––––	––––––––––––
Non-current liabilities
Long-term borrowings	(15,841)	(15,456)
Deferred tax liabilities	(445)	(693)
Pensions and other post-employment benefits	(3,179)	(2,189)
Other provisions	(545)	(552)
Derivative financial instruments	(9)	(3)
Other non-current liabilities	(2,401)	(1,704)
	––––––––––––	––––––––––––
Total non-current liabilities	(22,420)	(20,597)
	––––––––––––	––––––––––––
TOTAL LIABILITIES	(35,715)	(34,274)
	––––––––––––	––––––––––––
NET ASSETS	4,936	7,812
	––––––––––––	––––––––––––
EQUITY
Share capital	1,339	1,336
Share premium account	2,759	2,595
Retained earnings	(2,074)	913
Other reserves	2,239	2,153
	––––––––––––	––––––––––––
Shareholders’ equity	4,263	6,997

Non-controlling interests	673	815
	––––––––––––	––––––––––––
TOTAL EQUITY	4,936	7,812
	––––––––––––	––––––––––––

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 1 January 2014	1,336	2,595	913	2,153	6,997	815	7,812

Profit for the year			2,756		2,756	75	2,831
Other comprehensive (expense)/income for the year			(1,626)	(140)	(1,766)	16	(1,750)
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income/(expense) for the year			1,130	(140)	990	91	1,081
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(205)	(205)
Dividends to shareholders			(3,843)		(3,843)		(3,843)
Changes in non-controlling interests			(58)		(58)	(28)	(86)
Shares issued	3	164			167		167
Forward contract relating to non-controlling interest				21	21		21
Ordinary shares purchased and held as Treasury shares			(238)		(238)		(238)
Shares acquired by ESOP Trusts			150	(245)	(95)		(95)
Write-down on shares held by ESOP Trusts			(450)	450			-
Share-based incentive plans			326		326		326
Tax on share-based incentive plans			(4)		(4)		(4)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 31 December 2014	1,339	2,759	(2,074)	2,239	4,263	673	4,936
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2013	1,349	2,022	642	1,787	5,800	937	6,737

Profit for the year			5,436		5,436	192	5,628
Other comprehensive income/(expense) for the year			316	306	622	(35)	587
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income for the year			5,752	306	6,058	157	6,215
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(238)	(238)
Dividends to shareholders			(3,680)		(3,680)		(3,680)
Changes in non-controlling interests			(584)		(584)	(41)	(625)
Shares issued	12	573			585		585
Ordinary shares purchased and cancelled or held as Treasury shares	(25)		(1,504)	25	(1,504)		(1,504)
Shares acquired by ESOP Trusts				(45)	(45)		(45)
Write-down on shares held by ESOP Trusts			(80)	80			-
Share-based incentive plans			294		294		294
Tax on share-based incentive plans			73		73		73
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 31 December 2013	1,336	2,595	913	2,153	6,997	815	7,812
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Cash flow statement
Year ended 31 December 2014

	2014 £m	2013 £m
	––––––––––––	––––––––––––
Profit after tax	2,831	5,628
Tax on profits	137	1,019
Share of after tax profits of associates and joint ventures	(30)	(43)
Profit on disposal of interest in associates	-	(282)
Net finance expense	659	706
Depreciation, amortisation, impairment and other adjusting items	2,026	1,415
(Increase)/decrease in working capital	(91)	46
Increase in other net liabilities	752	10
	––––––––––––	––––––––––––
Cash generated from operations	6,284	8,499
Taxation paid	(1,108)	(1,277)
	––––––––––––	––––––––––––
Net cash inflow from operating activities	5,176	7,222
	––––––––––––	––––––––––––
Cash flow from investing activities
Purchase of property, plant and equipment	(1,188)	(1,188)
Proceeds from sale of property, plant and equipment	39	46
Purchase of intangible assets	(563)	(513)
Proceeds from sale of intangible assets	330	136
Purchase of equity investments	(83)	(133)
Proceeds from sale of equity investments	205	59
Purchase of businesses, net of cash acquired	(104)	(247)
Disposal of businesses	225	1,851
Investment in associates and joint ventures	(9)	(8)
Proceeds from disposal of associates and joint ventures	1	429
Decrease in liquid investments	1	15
Interest received	63	59
Dividends from associates and joint ventures	5	18
	––––––––––––	––––––––––––
Net cash (outflow)/inflow from investing activities	(1,078)	524
	––––––––––––	––––––––––––
Cash flow from financing activities
Issue of share capital	167	585
Shares acquired by ESOP Trusts	(95)	(45)
Shares purchased and cancelled or held as Treasury shares	(238)	(1,504)
Purchase of non-controlling interests	(679)	(588)
Increase in long-term loans	1,960	1,913
Repayment of short-term loans	(1,709)	(1,872)
Net repayment of obligations under finance leases	(23)	(31)
Interest paid	(707)	(749)
Dividends paid to shareholders	(3,843)	(3,680)
Distributions to non-controlling interests	(205)	(238)
Other financing items	(13)	(64)
	––––––––––––	––––––––––––
Net cash outflow from financing activities	(5,385)	(6,273)
	––––––––––––	––––––––––––
(Decrease)/increase in cash and bank overdrafts in the year	(1,287)	1,473
	––––––––––––	––––––––––––

Cash and bank overdrafts at beginning of the year	5,231	3,906
Exchange adjustments	84	(148)
(Decrease)/increase in cash and bank overdrafts	(1,287)	1,473
	––––––––––––	––––––––––––
Cash and bank overdrafts at end of the year	4,028	5,231
	––––––––––––	––––––––––––
Cash and bank overdrafts at end of the year comprise:
Cash and cash equivalents	4,338	5,534
Overdrafts	(310)	(303)
	––––––––––––	––––––––––––
	4,028	5,231
	––––––––––––	––––––––––––

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET).  Individual members of the CET are responsible for each geographic segment of the Pharmaceuticals and Vaccines business, ViiV Healthcare, Established Products and the Consumer Healthcare business as a whole, respectively.  Certain product reclassifications, principally the OTC dermatology brands acquired with the Stiefel business, have been made between the Pharmaceuticals and Consumer Healthcare segments in the majority of Emerging Markets with effect from 1 January 2014.  Comparative information has been restated accordingly.  In addition, 2014 core results growth rates have been calculated by measuring against 2013 core results excluding the divestments completed during 2013.

R&D investment is essential for the sustainability of the pharmaceutical businesses.  However, for segment reporting, the US, Europe, Emerging Markets, Japan and Established Products Pharmaceuticals and Vaccines operating profits exclude allocations of globally funded R&D as well as central costs, principally corporate functions and unallocated manufacturing costs.  The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Other trading and unallocated pharmaceuticals and vaccines includes Canada, Puerto Rico, Australasia, central vaccine tender sales and contract manufacturing sales, together with costs such as vaccines R&D, central dermatology costs and central manufacturing costs not attributed to other segments.

Corporate and other unallocated costs and disposal profits include the costs of corporate functions.

Turnover by segment
	2014 £m	2013 (restated) £m	Growth CER%
	––––––––––––	––––––––––––	––––––––––––
USA	4,980	5,817	(10)
Europe	4,035	4,226	-
Emerging Markets	3,203	3,370	5
Japan	937	1,058	1
ViiV Healthcare	1,498	1,386	15
Established Products	3,011	3,874	(16)
Other trading and unallocated pharmaceuticals and vaccines	1,006	1,115	(1)
	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines	18,670	20,846	(4)
Consumer Healthcare	4,336	4,756	(1)
	––––––––––––	––––––––––––	––––––––––––
Segment turnover excluding divestments	23,006	25,602	(3)
	––––––––––––	––––––––––––	––––––––––––

Segment turnover including divestments	23,006	26,505	(7)
	––––––––––––	––––––––––––	––––––––––––

Operating profit by segment
	2014 £m	2013 (restated) £m	Growth CER%
	––––––––––––	––––––––––––	––––––––––––
USA	3,173	3,955	(16)
Europe	2,205	2,277	2
Emerging Markets	993	986	16
Japan	466	568	(2)
ViiV Healthcare	977	885	20
Established Products	1,793	2,352	(17)
Pharmaceuticals R&D	(2,708)	(2,823)	-
Other trading and unallocated pharmaceuticals and vaccines	(402)	(631)	(37)
	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines	6,497	7,569	(6)
Consumer Healthcare	657	829	(6)
	––––––––––––	––––––––––––	––––––––––––
Segment profit	7,154	8,398	(6)
Corporate and other unallocated costs and disposal profits	(560)	(627)	(2)
	––––––––––––	––––––––––––	––––––––––––
Core operating profit	6,594	7,771	(6)
Non-core items	(2,997)	(743)
	––––––––––––	––––––––––––	––––––––––––
Total operating profit	3,597	7,028	(40)

Finance income	68	61
Finance costs	(727)	(767)
Profit on disposal of interest in associates and joint ventures	-	282
Share of after tax profits of associates and joint ventures	30	43
	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	2,968	6,647	(46)
	––––––––––––	––––––––––––	––––––––––––

Turnover by segment
	Q4 2014 £m	Q4 2013 (restated) £m	Growth CER%
	––––––––––––	––––––––––––	––––––––––––
USA	1,386	1,514	(10)
Europe	1,020	1,100	(1)
Emerging Markets	891	983	(4)
Japan	267	316	(7)
ViiV Healthcare	462	385	25
Established Products	777	947	(16)
Other trading and unallocated pharmaceuticals and vaccines	267	328	(16)
	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines	5,070	5,573	(6)
Consumer Healthcare	1,116	1,127	2
	––––––––––––	––––––––––––	––––––––––––
Segment turnover excluding divestments	6,186	6,700	(5)
	––––––––––––	––––––––––––	––––––––––––

Segment turnover including divestments	6,186	6,906	(7)
	––––––––––––	––––––––––––	––––––––––––

Operating profit by segment
	Q4 2014 £m	Q4 2013 (restated) £m	Growth CER%
	––––––––––––	––––––––––––	––––––––––––
USA	922	1,028	(12)
Europe	541	572	2
Emerging Markets	293	352	(10)
Japan	134	192	(16)
ViiV Healthcare	302	223	43
Established Products	468	583	(17)
Pharmaceuticals R&D	(749)	(735)	2
Other trading and unallocated pharmaceuticals and vaccines	(145)	(173)	(7)
	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines	1,766	2,042	(9)
Consumer Healthcare	177	198	1
	––––––––––––	––––––––––––	––––––––––––
Segment profit	1,943	2,240	(8)
Corporate and other unallocated costs and disposal profits	(173)	(220)	(6)
	––––––––––––	––––––––––––	––––––––––––
Core operating profit	1,770	2,020	(9)
Non-core items	(1,079)	421
	––––––––––––	––––––––––––	––––––––––––
Total operating profit	691	2,441	(69)

Finance income	18	17
Finance costs	(189)	(176)
Profit on disposal of interest in associates and joint ventures	-	253
Share of after tax profits of associates and joint ventures	11	11
	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	531	2,546	(77)
	––––––––––––	––––––––––––	––––––––––––

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations as well as related private litigation, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2013, as updated by the Legal matters section of the Results Announcements for Q1, Q2 and Q3 2014 and by the Litigation and other proceedings section of  the Group’s Circular to Shareholders and Notice of General Meeting dated 24 November 2014.

At 31 December 2014, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ below) was £0.5 billion.  The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings.  In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.  The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

There have been no significant developments since the quarter ended 30 September 2014.

Developments with respect to tax matters are described in ‘Taxation’ below.

Taxation

In the year to December 2014, tax on core profits amounted to £1,172 million, representing an effective core tax rate of 19.6% (2013: 23.0%).  The reduction in core tax rate included the resolution of a number of matters that benefited the year and, in particular, the fourth quarter.

The reported charge for taxation on total profits amounted to £137 million, representing an effective tax rate of 4.6% (2013: 15.3%) and reflecting a number of non-recurring tax-only items.  These included a £205 million benefit arising on the recognition of a deferred tax asset on tax losses expected to be used on completion of the Novartis transaction and adjustments to a number of tax provisions.  Excluding these non-core items, the effective tax rate on total profits for 2014 would have been approximately 23%.

The Group’s balance sheet at 31 December 2014 included deferred tax assets of £2,688 million, deferred tax liabilities of £445 million, a tax payable liability of £945 million and a tax recoverable asset of £138 million.  The increase in deferred tax assets compared with 2013 primarily reflected the impact of the increase in provisions for pensions and other post-employment benefits in the year and the recognition of the tax losses to be used on completion of the Novartis transaction.

GSK continues to believe that it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities.  The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Transfer pricing and other issues are as previously described in the ‘Taxation’ note in the Annual Report 2013.  There have been no other material changes to tax matters since the publication of the Annual Report.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the year and three months ended 31 December 2014, and should be read in conjunction with the Annual Report 2013, which was prepared in accordance with International Financial Reporting Standards as adopted by the European Union.  This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2013, except that an amendment to IAS 32 ‘Offsetting financial assets and financial liabilities’ has been implemented from 1 January 2014.  This revision has not had a material impact on the results or financial position of the Group.

In addition, the segment information for 2013 has been restated to reflect changes made to segments in 2014 as set out under ‘Segment information’ above.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006.  The full Group accounts for 2013 were published in the Annual Report 2013, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies.  The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies.  Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling.  Period-end rates are used to translate the net assets of those entities.  The currencies which most influenced these translations and the relevant exchange rates were:

	2014	2013	Q4 2014	Q4 2013
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Average rates:
US$/£	1.65	1.57	1.59	1.63
Euro/£	1.24	1.18	1.27	1.18
Yen/£	175	153	181	165

Period-end rates:
US$/£	1.56	1.66	1.56	1.66
Euro/£	1.29	1.20	1.29	1.20
Yen/£	187	174	187	174

During 2014, average sterling exchange rates were stronger against the US Dollar, the Euro and the Yen compared with the same period in 2013.  During the three months ended 31 December 2014 average sterling exchange rates were stronger against the Euro and the Yen but weaker against the US Dollar, compared with the same period in 2013.

Year-end Sterling exchange rates were stronger against the Euro and the Yen but weaker against the US Dollar compared with 2013 year-end rates.

Weighted average number of shares
	2014 millions	2013 millions
	––––––––––––	––––––––––––
Weighted average number of shares – basic	4,808	4,831
Dilutive effect of share options and share awards	57	88
	––––––––––––	––––––––––––
Weighted average number of shares – diluted	4,865	4,919
	––––––––––––	––––––––––––

	Q4 2014 millions	Q4 2013 millions
	––––––––––––	––––––––––––
Weighted average number of shares – basic	4,809	4,798
Dilutive effect of share options and share awards	51	83
	––––––––––––	––––––––––––
Weighted average number of shares – diluted	4,860	4,881
	––––––––––––	––––––––––––

At 31 December 2014, 4,811 million shares were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). This compares with 4,791 million shares at 31 December 2013.

Net assets
The book value of net assets decreased by £2,876 million from £7,812 million at 31 December 2013 to £4,936 million at 31 December 2014.  This primarily reflects the impact of dividends paid out in the year and share repurchases.

The carrying value of investments in associates and joint ventures at 31 December 2014 was £340 million, with a market value of £1,388 million.  Assets held for sale amounted to £1,156 million at 31 December 2014 (31 December 2013: £1 million), and included £1,010 million in relation to the previously reported Novartis transaction as set out on page 45.

At 31 December 2014, the net deficit on the Group’s pension plans was £1,689 million compared with £613 million at 31 December 2013.  The increase in the net deficit primarily arose from decreases in the rates used to discount UK pension liabilities from 4.5% to 3.6%, and US pension liabilities from 4.6% to 3.8%, partly offset by a decrease in the UK inflation rate and an increase in UK asset values.

At 31 December 2014, the post-retirement benefits provision was £1,397 million compared with £1,246 million at 31 December 2013.  The increase in the provision arose from the decrease in the rate used to discount the US provision together with a stronger US Dollar at the year end.

At 31 December 2014, the ESOP Trusts held 52.7 million GSK shares against the future exercise of share options and share awards.  The carrying value of £151 million has been deducted from other reserves.  The market value of these shares was £726 million.

During the year, GSK purchased £238 million of shares to be held as Treasury shares.  At 31 December 2014, the company held 491.5 million Treasury shares at a cost of £6,917 million, which has been deducted from retained earnings.

Contingent liabilities
There were contingent liabilities at 31 December 2014 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business.  No material losses are expected to arise from such contingent liabilities.  Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow.  Descriptions of the significant legal and tax disputes to which the Group is a party are set out on page 42.

Novartis transaction
On 22 April 2014, GSK announced a three-part inter-conditional transaction with Novartis AG involving its Consumer Healthcare, Vaccines and Oncology businesses.

As part of this proposed transaction, GSK and Novartis will create a new Consumer Healthcare business over which GSK will have majority control, with an equity interest of 63.5%.  In addition, GSK will acquire Novartis’ global Vaccines business (excluding influenza vaccines) for an initial cash consideration of $5.25 billion with subsequent potential milestone payments of up to $1.8 billion and ongoing royalties.

GSK will also divest its marketed Oncology portfolio, related R&D activities and rights to its AKT inhibitor and also grant commercialisation partner rights for future oncology products to Novartis for an aggregate cash consideration of $16 billion, of which $1.5 billion depends on the results of an ongoing clinical trial.

The transaction is expected to be completed during H1 2015, subject to approvals.

Related party transactions
The Group’s significant related parties are its joint ventures and associates as disclosed in the 2013 Annual Report. There were no material transactions with Directors during the year.

Reconciliation of cash flow to movements in net debt

	2014 £m	2013 £m
	––––––––––––	––––––––––––
Net debt at beginning of the year	(12,645)	(14,037)

(Decrease)/increase in cash and bank overdrafts	(1,287)	1,473
Decrease in liquid investments	(1)	(15)
Net increase in long-term loans	(1,960)	(1,913)
Net repayment of short-term loans	1,710	1,872
Net repayment of obligations under finance leases	23	31
Net non-cash funds of subsidiaries acquired	-	(6)
Exchange adjustments	(193)	(34)
Other non-cash movements	(24)	(16)
	––––––––––––	––––––––––––
(Increase)/decrease in net debt	(1,732)	1,392
	––––––––––––	––––––––––––
Net debt at end of the year	(14,377)	(12,645)
	––––––––––––	––––––––––––

Core results reconciliations

The reconciliations between core results and total results for 2014 and 2013 and also Q4 2014 and Q4 2013 are set out below.

Income statement – Core results reconciliation Year ended 31 December 2014

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Acquisition accounting and other £m	Total results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	23,006						23,006
Cost of sales	(6,535)	(503)	(78)	(204)		(3)	(7,323)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	16,471	(503)	(78)	(204)		(3)	15,683

Selling, general and administration	(7,074)			(430)	(548)	(194)	(8,246)
Research and development	(3,113)	(72)	(72)	(116)		(77)	(3,450)
Royalty income	310						310
Other operating income/(expense)	-					(700)	(700)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	6,594	(575)	(150)	(750)	(548)	(974)	3,597

Net finance costs	(646)			(5)		(8)	(659)

Share of after tax profits of associates and joint ventures	30						30
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	5,978	(575)	(150)	(755)	(548)	(982)	2,968

Taxation	(1,172)	209	29	215	26	556	(137)
Tax rate %	19.6%						4.6%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	4,806	(366)	(121)	(540)	(522)	(426)	2,831
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	222					(147)	75

Profit attributable to shareholders	4,584	(366)	(121)	(540)	(522)	(279)	2,756
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	95.4p	(7.6)p	(2.5)p	(11.3)p	(10.9)p	(5.8)p	57.3p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,808						4,808
	––––––––––––						––––––––––––

Income statement – Core results reconciliation Year ended 31 December 2013

	Core results (before divest- ments) £m	Divest- ments £m	Core results (incl. divest- ments) £m	Intangible amortisation £m	Intangible impairment £m	Major restruct- uring £m	Legal costs £m	Acquisition accounting and other £m	Total results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	25,602	903	26,505						26,505
Cost of sales	(7,075)	(474)	(7,549)	(450)	(408)	(178)			(8,585)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	18,527	429	18,956	(450)	(408)	(178)			17,920

Selling, general and administration	(7,749)	(179)	(7,928)			(300)	(252)		(8,480)
Research and development	(3,394)	(6)	(3,400)	(97)	(331)	(39)		(56)	(3,923)
Royalty income	387		387						387
Other operating income/(expense)								1,124	1,124
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	7,771	244	8,015	(547)	(739)	(517)	(252)	1,068	7,028

Net finance costs	(692)		(692)			(6)		(8)	(706)

Profit on disposal of interest in associates and joint ventures	-							282	282

Share of after tax profits of associates and joint ventures	43		43						43
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	7,122	244	7,366	(547)	(739)	(523)	(252)	1,342	6,647

Taxation	(1,635)	(60)	(1,695)	149	226	145	9	147	(1,019)
Tax rate %	23.0%		23.0%						15.3%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	5,487	184	5,671	(398)	(513)	(378)	(243)	1,489	5,628
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	250		250					(58)	192

Profit attributable to shareholders	5,237	184	5,421	(398)	(513)	(378)	(243)	1,547	5,436
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	108.4p	3.8p	112.2p	(8.2)p	(10.7)p	(7.8)p	(5.0)p	32.0p	112.5p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,831								4,831
	––––––––––––								––––––––––––

Income statement – Core results reconciliation Three months ended 31 December 2014

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Acquisition accounting and other £m	Total results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	6,186						6,186
Cost of sales	(1,798)	(110)	(41)	(88)		8	(2,029)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	4,388	(110)	(41)	(88)		8	4,157

Selling, general and administration	(1,864)			(267)	(75)	(1)	(2,207)
Research and development	(821)	(15)	(14)	(102)		(27)	(979)
Royalty income	67						67
Other operating income/(expense)	-					(347)	(347)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	1,770	(125)	(55)	(457)	(75)	(367)	691

Net finance costs	(168)			(1)		(2)	(171)

Share of after tax profits of associates and joint ventures	11						11
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,613	(125)	(55)	(458)	(75)	(369)	531

Taxation	(246)	100	9	101	(14)	544	494
Tax rate %	15.3%						(93.0)%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	1,367	(25)	(46)	(357)	(89)	175	1,025
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	52					(60)	(8)

Profit attributable to shareholders	1,315	(25)	(46)	(357)	(89)	235	1,033
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	27.3p	(0.4)p	(1.0)p	(7.4)p	(1.9)p	4.9p	21.5p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,809						4,809
	––––––––––––						––––––––––––

Income statement – Core results reconciliation Three months ended 31 December 2013

	Core results (before divest- ments) £m	Divest- ments £m	Core results (incl. divest- ments) £m	Intangible amortisation £m	Intangible impairment £m	Major restruct- uring £m	Legal costs £m	Acquisition accounting and other £m	Total results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	6,700	206	6,906						6,906
Cost of sales	(1,903)	(103)	(2,006)	(127)	(327)	(66)			(2,526)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	4,797	103	4,900	(127)	(327)	(66)			4,380

Selling, general and administration	(1,971)	(34)	(2,005)			(107)	(89)	1	(2,200)
Research and development	(904)	(1)	(905)	(23)	(126)	(2)		(14)	(1,070)
Royalty income	98		98						98
Other operating income/(expense)								1,233	1,233
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	2,020	68	2,088	(150)	(453)	(175)	(89)	1,220	2,441

Net finance costs	(155)		(155)			(2)		(2)	(159)

Profit on disposal of associates								253	253

Share of after tax profits of associates and joint ventures	11		11						11
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,876	68	1,944	(150)	(453)	(177)	(89)	1,471	2,546

Taxation	(414)	(17)	(431)	41	154	110	(17)	102	(41)
Tax rate %	22.1%		22.2%						1.6%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	1,462	51	1,513	(109)	(299)	(67)	(106)	1,573	2,505
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	69		69					(25)	44

Profit attributable to shareholders	1,393	51	1,444	(109)	(299)	(67)	(106)	1,598	2,461
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	29.0p	1.1p	30.1p	(2.3)p	(6.2)p	(1.4)p	(2.2)p	33.3p	51.3p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,798								4,798
	––––––––––––								––––––––––––

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 04, 2015

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc